                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-84200

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 19, 2002

                                9,500,000 Shares

                   [USS LOGO] UNITED STATES STEEL CORPORATION



                                  Common Stock
                             ---------------------
     Our common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange under the symbol "X." On May 14, 2002, the last reported sale price on the New York Stock Exchange was $18.92 per share.

     The underwriters have an option to purchase a maximum of 1,425,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ATTACHED PROSPECTUS TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES.

                                                                      UNDERWRITING
                                                         PRICE TO     DISCOUNTS AND       PROCEEDS TO
                                                          PUBLIC       COMMISSIONS    UNITED STATES STEEL
                                                       ------------   -------------   -------------------
Per Share............................................        $18.50         $0.88              $17.62
Total................................................  $175,750,000    $8,360,000        $167,390,000

     Delivery of the shares of common stock will be made on or about May 20, 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.
                             ---------------------
                           Joint Bookrunning Managers

CREDIT SUISSE FIRST BOSTON                                              JPMORGAN
                             ---------------------
LEHMAN BROTHERS                MERRILL LYNCH & CO.                MORGAN STANLEY
            The date of this prospectus supplement is May 14, 2002.

                               ------------------

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                   PAGE
---------------------                   ----
FORWARD-LOOKING STATEMENTS............  S-ii
SUMMARY...............................   S-1
USE OF PROCEEDS.......................   S-6
PRICE RANGE OF COMMON STOCK AND
  DIVIDENDS...........................   S-6
CAPITALIZATION........................   S-7
BUSINESS..............................   S-8
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS FOR THE THREE YEARS
  ENDED DECEMBER 31, 2001.............  S-29
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS FOR THE THREE MONTHS
  ENDED MARCH 31, 2002................  S-49
CERTAIN UNITED STATES TAX CONSEQUENCES
  TO NON-U.S.
  HOLDERS.............................  S-61
UNDERWRITING..........................  S-63
NOTICE TO CANADIAN RESIDENTS..........  S-65
LEGAL MATTERS.........................  S-66

PROSPECTUS                              PAGE
----------                              ----
OUR COMPANY...........................     1
RISK FACTORS..........................     2
RATIO OF EARNINGS TO FIXED CHARGES....    12
USE OF PROCEEDS.......................    12
DESCRIPTION OF THE DEBT SECURITIES....    12
DESCRIPTION OF CAPITAL STOCK..........    20
DESCRIPTION OF DEPOSITARY SHARES......    26
DESCRIPTION OF WARRANTS...............    29
PLAN OF DISTRIBUTION..................    30
WHERE YOU CAN FIND MORE
  INFORMATION.........................    31
VALIDITY OF SECURITIES................    32
EXPERTS...............................    32

                               ------------------

     WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to United States Steel Corporation. The second part, the attached prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering, and sets forth the risk factors related to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description in the prospectus supplement differs from the description in the attached prospectus, the description in the prospectus supplement supersedes the description in the attached prospectus.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the attached prospectus and the documents incorporated herein and therein by reference include "forward-looking statements" that are identified by the use of forward-looking words or phrases, including, but not limited to, "intended," "expects," "expected," "anticipates" and "anticipated." These forward-looking statements are based on (1) a number of assumptions made by management concerning future events and (2) information currently available to management. Readers are cautioned not to put undue reliance on those forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, many of which are outside our control, that could cause actual events to differ materially from those statements. All statements other than statements of historical facts included in this prospectus supplement and the attached prospectus and the documents incorporated herein and therein by reference, including those regarding our future financial position, results of operations, cash flows and costs and those regarding our business strategy and growth opportunities, are forward-looking statements. Although we believe that our expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations ("Cautionary Statements"), in addition to those factors disclosed under "Risk Factors" beginning on page 2 of the attached prospectus and elsewhere in this prospectus supplement, the attached prospectus and in our SEC filings listed under "Where You Can Find More Information" on page 31 of the attached prospectus, include:

     - prices and volumes of sale of steel products;

     - levels of imports of steel products into the United States;

     - prevailing interest rates; and

     - general economic and financial market conditions.

     These forward-looking statements represent our judgment as of the date of this prospectus supplement. All subsequent written and oral forward-looking statements are expressly qualified in their entirety by the Cautionary Statements. Unless otherwise required by law, we disclaim any intent or obligation to update the respective forward-looking statements.

                                    SUMMARY

     The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the attached prospectus. This summary highlights selected information from the prospectus supplement and the attached prospectus. As a result, it does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus supplement and the attached prospectus, including the documents incorporated by reference in it, which are described under "Where You Can Find More Information" in the attached prospectus.

     Unless the context otherwise requires, references in this prospectus to "United States Steel," "USS," "we," "us" and "our" are to United States Steel Corporation and its subsidiaries.

     References to tons are to U.S. short or "net" tons (2,000 lbs.) unless otherwise indicated. A metric ton ("mt" or "tonne") is equal to roughly 1.10 U.S. short tons (2,205 lbs).

                        UNITED STATES STEEL CORPORATION

     We are the largest integrated steel producer in North America. We have a broad and diverse mix of products and customers. We make, sell and transport a wide range of value-added sheet to customers with demanding technical applications in the automotive, appliance, distribution, industrial machinery, and construction industries. We are one of the leading steel sheet suppliers to the North American automotive and appliance industries, the largest integrated flat-rolled producer in Central Europe, the largest domestic producer of seamless oil country tubular goods and one of the two largest producers of tin mill products in North America. We currently have annual steel-making capability of 17.8 million tons through our four integrated steel mills. In 2001, we shipped 13.5 million tons of steel globally and generated revenues of $6,286 million.

     We operate three integrated steel mills in North America and produce, sell and transport a variety of sheet, tin, plate and tubular products, as well as coke, iron ore and coal. We have annual steel-making capability in the U.S. of
12.8 million tons through Gary Works in Indiana, Mon Valley Works in Pennsylvania and Fairfield Works in Alabama. We operate finishing facilities at six locations in those three states and in Ohio. We produce most of the iron ore and coke and a portion of the coal we use as raw materials in our steel-making process. We also participate in the real estate, resource management, and engineering and consulting services businesses. We have a significant market presence in each of our major product areas and have long-term relationships with many of our major customers.

     In November 2000, we acquired U. S. Steel Kosice, s.r.o. ("USSK"), headquartered in Kosice in the Slovak Republic, the largest integrated flat-rolled producer in Central Europe. USSK has annual steel-making capability of 5.0 million tons and produces and sells sheet, tin, tubular, plates and specialty products, as well as coke. The acquisition of USSK has enabled us to establish a low-cost manufacturing base in Europe and positioned us to serve our global customers.

     On December 31, 2001, we completed our separation from the former USX Corporation, now known as Marathon Oil Corporation.

                   STEEL INDUSTRY CONDITIONS AND OUR POSITION

     - Steel prices are rising. U.S. Steel has announced domestic price increases of $50 per ton for hot-rolled products and $70 per ton for cold-rolled and coated products for spot market sales on or after May 1, 2002. Several of our domestic competitors have also announced increases for spot market sales. In general, domestic spot market hot-rolled prices quoted for the third quarter of this year have increased by over $100 per ton over those realized in the fourth quarter of 2001. USSK announced two price increases of 20 euro per mt each on hot-rolled, cold-rolled and galvanized products, effective for new orders for shipment after April 1, 2002 and June 1, 2002.

     - Significant positive leverage to rising steel prices. Our earnings are highly correlated to steel prices and price increases positively impact our net income. Approximately 60% of our domestic sheet products are sold under terms quoted for less than 12 months. We estimate that a $10 per ton annualized increase in spot domestic sheet prices would increase our operating income by approximately $40 million based on projected shipments for 2002.

     - Domestic steel capacity has been reduced. Domestic hot strip mill capacity declined by approximately 20% in 2001. This decline has resulted primarily from the recent shutdowns of several steel producers. Some of these assets have been acquired and plans have been announced to restart a substantial portion of this capacity. It typically takes several months to restart integrated steelmaking capacity. In addition, there has been no significant new investment in domestic sheet capacity over the last few years.

     - Our utilization rates have improved significantly. During January, we restarted two domestic blast furnaces that were idled in 2001 due to business conditions and are now operating all seven of our domestic blast furnaces. Raw steel capability utilization for our domestic facilities increased to 92% in the first quarter of 2002, up from 83% in the same quarter a year ago, and up from 67% in the fourth quarter of 2001. With all three blast furnaces operational beginning in late January, USSK's first quarter raw steel capability utilization was 74%, compared with 77% and 66%, respectively, in 2001's first and fourth quarters.

     - Government trade initiatives should further strengthen our industry and our business. On March 5, 2002, President Bush announced his decision in response to the prior finding of the International Trade Commission under
       Section 201 of the Trade Act of 1974 that imports were a substantial cause of serious injury to the domestic steel industry. Slab imports are subject to a quota of 5.4 million tons in the first year on product shipped from countries other than Canada and Mexico, with excess imports subject to a tariff of 30%. The annual quota increases to 5.9 million tons in the second year and 6.4 million tons in the third year. Imports of finished carbon and alloy steel products (hot-rolled, cold-rolled and coated sheet, as well as plate and tin mill products) from developed countries other than Canada and Mexico are subject to a 30% tariff in the first year, decreasing to 24% and 18% in the second and third years, respectively.

                             COMPETITIVE STRENGTHS

     We believe we have a strong competitive position for the following reasons:

     - Strong market position. We are the largest integrated steel producer in North America. We produce a diverse array of high value-added products. We are a major supplier to each of the "Big 3" automotive companies and a growing supplier to foreign automotive companies with manufacturing facilities in the United States. We are one of the two largest suppliers of carbon sheet product to the North American automotive and appliance industries. In addition, we are the largest domestic producer of seamless oil country tubular goods, one of the two largest tin mill product producers in North America and the largest integrated flat-rolled producer in Central Europe. Our size, geographic and product diversity and global market position enable us to serve the needs of our global customers.

     - Modern, competitive facilities. Over the past five years, we have invested over $1.4 billion in modernizing and upgrading our facilities, which we believe are well maintained and globally competitive.

     - Sound financial position with sufficient liquidity to meet demands of the business. As of March 31, 2002, we had $496 million of available liquidity in the form of credit facilities, a receivables sales program and cash. Our market capitalization as of May 14, 2002 was $1.7 billion.

     - Funded pension obligations. Unlike many of our domestic integrated competitors, we do not expect to have any significant near-term funding requirements with respect to retiree pension obligations because of our fully-funded pension plans. The fair value of the assets of our pension plans exceeded benefit obligations by $1.2 billion at December 31, 2001. In addition, we have over $700 million in trusts for retirees that can be used to reduce near-term retiree health care and life insurance benefit payments.

                                    STRATEGY

     We believe we can increase shareholder value through the following initiatives:

     - Focus on growing our higher value-added domestic activities. We are actively pursuing a value-added strategic growth agenda by attempting to acquire selected value-added facilities that may become available with the potential consolidation and restructuring of the domestic integrated steel industry. Concurrently, we expect to reduce our investment and exposure to domestic raw materials and raw steelmaking. The margins on higher value-added products, where superior quality and service are of critical importance, exceed those of the commodity grades, and the number of producers that make them is more limited.

     - Continue to expand our globally competitive operations. Through the acquisition of USSK in the Slovak Republic, we have established a low-cost manufacturing base in Central Europe. With this action, we initiated a major offshore expansion and a strategy to follow many of our customers into the European market. Our objective is to advance USSK to become a leader among European steel producers and the prime supplier of flat-rolled steel products to the growing Central European market. USSK's success in 2001 should enable us to compete effectively in steel industry consolidations, restructurings, privatizations and strategic partnerships in Central Europe as suitable opportunities become available. On March 8, 2002, USSK announced that it had entered into a conversion and tolling agreement and a facility management agreement with Sartid a.d. ("Sartid"), an integrated steel company with facilities located in Smederevo and Sabac in the Republic of Serbia. The tolling agreement provides for the conversion of slabs into hot-rolled bands and cold-rolled full hard into tin-coated products. USSK will retain ownership of these materials and will market the hot-rolled bands and finished tin products in its own distribution system. The facility management agreement permits USSK, or an affiliated company, to have management oversight of Sartid's tin processing facilities at Sabac. In addition, USSK, the Government of the Republic of Serbia and Sartid have signed a letter of intent that provides USSK with the opportunity to explore possibilities for involvement in the restructuring of Sartid.

     - Continuously reduce costs. We have a strong focus on continuous cost improvement at all of our locations. In our North American operations, we have targeted savings of $10 per ton per year over the next three years, which should result in annual operating savings of over $300 million by 2004. At USSK, the program we initiated last year successfully reduced costs by $20 per mt in 2001, and we have initiated a new program to further reduce costs by an additional $10 per mt in 2002. We are currently on target to achieve our 2002 savings.

     - Strengthen our financial position. We are committed to improving our balance sheet and further increasing our financial flexibility. The successful execution of our business strategy and cost reduction initiatives, coupled with the recovery of the markets we serve, should generate increased cash flows and improve our financial results. This should enable us to improve our capital structure and, over time, raise our credit ratings.

                               RECENT DEVELOPMENT

     On April 10, 2002, we announced that we had signed a letter of intent to sell all of the coal and related assets associated with U. S. Steel Mining Company's West Virginia and Alabama mines. The sale, which involves cash consideration and is subject to several contingencies, is expected to result in a pre-tax gain, excluding the potential recognition of the present value of obligations related to a multiemployer health care benefit plan created by the Coal Industry Retiree Health Benefit Act of 1992, which were broadly estimated to be $76 million at March 31, 2002.

                                  THE OFFERING

Common stock offered........................    9,500,000 shares
Common stock to be outstanding immediately
  after the offering........................    99,802,184 shares
Over-allotment option.......................    1,425,000 shares
Use of proceeds.............................    General corporate purposes, including
                                                working capital and potential acquisitions.
New York Stock Exchange symbol..............    X

     The number of shares of common stock assumed to be outstanding after this offering is based on 90,302,184 shares of our common stock outstanding as of March 31, 2002, before giving effect to this offering, and excludes 11,156,663 shares of our common stock authorized but unissued under dividend reinvestment and employee benefit plans.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     Prior to December 31, 2001, the businesses of United States Steel comprised an operating unit of Marathon. Marathon had two outstanding classes of common stock: USX-Marathon Group common stock, which was intended to reflect the performance of Marathon's energy business, and USX-U. S. Steel Group common stock ("Steel Stock"), which was intended to reflect the performance of Marathon's steel business. On December 31, 2001, United States Steel was capitalized through the issuance of 89.2 million shares of common stock to holders of Steel Stock in exchange for all outstanding shares of Steel Stock on a one-for-one basis (the "Separation").

     The following table sets forth summary financial data for United States Steel. Consolidated balance sheet data as of December 31, 2001 and March 31, 2002 and statement of operations data for the first quarter ended March 31, 2002 reflect United States Steel as a separate, stand-alone entity. All other balance sheet and statement of operations data in the table below represent a carve-out presentation of the businesses comprising United States Steel, and are not intended to be a complete presentation of the financial position or results of operations for United States Steel on a stand-alone basis. This information should be read in conjunction with the more detailed information and consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and the additional reports and documents incorporated by reference in the accompanying prospectus.

                                              FIRST QUARTER
                                             ENDED MARCH 31,            YEAR ENDED DECEMBER 31,
                                             ---------------   ------------------------------------------
                                              2002     2001     2001     2000     1999     1998     1997
                                             ------   ------   ------   ------   ------   ------   ------
                                                     (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues and other income(1).............  $1,434   $1,564   $6,375   $6,132   $5,470   $6,477   $7,156
  Income (loss) from operations............     (61)    (101)    (405)     104      150      579      773
  Income (loss) before extraordinary
    losses.................................     (83)       9     (218)     (21)      51      364      452
  Net income (loss)........................     (83)       9     (218)     (21)      44      364      452
PER COMMON SHARE DATA:
  Income (loss) before extraordinary
    losses(2) -- basic and diluted.........  $(0.93)  $(0.10)  $(2.45)  $(0.24)  $ 0.57   $ 4.08   $ 5.07
  Net income (loss)(2) -- basic and
    diluted................................   (0.93)   (0.10)   (2.45)   (0.24)    0.49     4.08     5.07
  Dividends paid(3)........................    0.05     0.25     0.55     1.00     1.00     1.00     1.00
BALANCE SHEET DATA -- AS OF PERIOD END
  Total assets.............................  $8,271   $8,626   $8,337   $8,711   $7,525   $6,749   $6,694
  Capitalization:
    Notes payable..........................  $   --   $  164   $   --   $   70   $   --   $   13   $   13
    Long-term debt, including amount due
      within one year(4)...................   1,465    2,072    1,466    2,375      915      476      510
    Preferred stock of subsidiary..........      --       66       --       66       66       66       66
    Trust preferred securities.............      --      183       --      183      183      182      182
    Equity.................................   2,439    1,901    2,506    1,919    2,056    2,093    1,782
                                             ------   ------   ------   ------   ------   ------   ------
      Total capitalization.................  $3,904   $4,386   $3,972   $4,613   $3,220   $2,830   $2,553
                                             ======   ======   ======   ======   ======   ======   ======

---------------

(1) Consists of revenues, dividend and investee income (loss), net gains on disposal of assets, gain on investee stock offering and other income (loss).

(2) Earnings per share for the first quarter ended March 31, 2002 is based on the weighted average outstanding common shares during the quarter. Earnings per share for all other periods presented is based on the outstanding common shares at December 31, 2001 as a result of the Separation and the initial capitalization of United States Steel on that date.

(3) Dividends paid per share for all periods presented, except for the first quarter ended March 31, 2002, represents amounts paid on USX-U. S. Steel Group common stock.

(4) The increase in equity and the decrease in long-term debt, preferred stock of subsidiary and trust preferred securities from December 31, 2000 to 2001 and from March 31, 2001 to 2002 were primarily due to transactions related to the Separation, including the $900 million value transfer. The increase in long-term debt from December 31, 1999 to 2000 was primarily due to cash used in operating activities of $627 million (including $500 million in elective funding to a voluntary employee benefit trust) and the $325 million of debt included in the acquisition of USSK.

                                USE OF PROCEEDS

     We estimate the net proceeds from this offering at the public offering price of $18.50 per share, and after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, will be approximately $167.2 million, or approximately $192.3 million if the underwriters exercise their over-allotment option in full. The net proceeds will be used for general corporate purposes, including funding working capital and financing potential acquisitions.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

STOCK PRICE RANGE AND DIVIDENDS

     Our common stock is listed on the New York Stock Exchange (the "NYSE"), the Chicago Stock Exchange and the Pacific Exchange under the symbol "X." The NYSE is the principal market for our common stock. Before December 31, 2001, our businesses comprised an operating unit of USX Corporation, now named Marathon Oil Corporation, and Marathon had a class of common stock, the USX-U. S. Steel Group common stock, that was intended to reflect the performance of those businesses. On December 31, 2001, each share of USX-U. S. Steel Group common stock was converted into one share of our common stock. The following table sets forth the range of high and low sales prices of the USX-U. S. Steel Group common stock through December 31, 2001, and the high and low prices of our common stock during 2002, as reported by the NYSE on the composite tape, and dividends paid on that common stock for the stated periods.

                                                                                   DIVIDENDS
                                                                HIGH     LOW     PAID PER SHARE
                                                               ------   ------   --------------
2000
  First Quarter.............................................   $32.94   $20.63       $0.25
  Second Quarter............................................    26.88    18.25        0.25
  Third Quarter.............................................    19.69    14.88        0.25
  Fourth Quarter............................................    18.31    12.69        0.25
2001
  First Quarter.............................................    18.00    14.00        0.25
  Second Quarter............................................    22.00    13.72        0.10
  Third Quarter.............................................    21.70    13.08        0.10
  Fourth Quarter............................................    18.75    13.00        0.10
2002
  First Quarter.............................................    19.99    16.36        0.05
  Second Quarter (through May 14, 2002).....................    19.45    17.22          --

     On May 14, 2002, the last reported sale price of our common stock on the NYSE was $18.92 per share.

     As of March 31, 2002, there were 51,115 registered holders of our common stock.

DIVIDEND POLICY

     Our board of directors intends to declare and pay dividends on our common stock based on our financial condition and results of operations, although it has no obligation under Delaware law or our certificate of incorporation to do so. Dividends on our common stock are limited to legally available funds. In early 2002, we established a quarterly dividend rate of $0.05 per share effective with the March 2002 payment.

                                 CAPITALIZATION

     The following table sets forth our total capitalization as of March 31, 2002, and as adjusted to give effect to the sale by us of 9,500,000 shares of common stock at the public offering price of $18.50 per share, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

                                                               ACTUAL    AS ADJUSTED
                                                               -------   ------------
                                                               (DOLLARS IN MILLIONS)
Cash and cash equivalents...................................   $   57       $  224
                                                               ======       ======
Short-term debt.............................................       --           --
Long-term debt due within one year..........................       31           31
Long-term debt..............................................    1,434        1,434
Stockholders' equity........................................    2,439        2,606
                                                               ------       ------
Total capitalization........................................   $3,904       $4,071
                                                               ======       ======

                                    BUSINESS

     United States Steel Corporation owns and operates the former steel businesses of USX Corporation, now named Marathon Oil Corporation ("Marathon"). Prior to December 31, 2001, Marathon had two outstanding classes of common stock: USX-Marathon Group common stock, which was intended to reflect the performance of Marathon's energy business, and USX-U. S. Steel Group common stock ("Steel Stock"), which was intended to reflect the performance of Marathon's steel business. On December 31, 2001, Marathon converted each share of Steel Stock into the right to receive one share of United States Steel Corporation common stock (the "Separation"). United States Steel Corporation was subsequently capitalized through the issuance of 89.2 million shares of common stock to the holders of Steel Stock. The net assets of United States Steel Corporation on December 31, 2001 were approximately the same as the net assets attributed to Steel Stock at the time of the Separation, except for a $900 million value transfer in the form of additional net debt and other obligations retained by Marathon. The terms "United States Steel" and "Corporation" when used herein refer to United States Steel Corporation or United States Steel Corporation and its subsidiaries, as required by the context.

     United States Steel, through its Domestic Steel segment, is engaged in the production, sale and transportation of steel mill products, coke, taconite pellets and coal; the management of mineral resources; the management and development of real estate; and engineering and consulting services. Its U. S. Steel Kosice ("USSK") segment, primarily located in the Slovak Republic, produces and sells steel mill products and coke primarily for the Central European market. Certain business activities are conducted through joint ventures and partially-owned companies, such as USS-POSCO Industries ("USS-POSCO"), PRO-TEC Coating Company ("PRO-TEC"), Clairton 1314B Partnership and Rannila Kosice, s.r.o.

     The following table sets forth the total revenues of United States Steel for each of the last three years.

REVENUES AND OTHER INCOME                                      2001     2000     1999
-------------------------                                     ------   ------   ------
                                                               (DOLLARS IN MILLIONS)
Revenues by product:
  Sheet and semi-finished steel products....................  $3,163   $3,288   $3,433
  Tubular products..........................................     755      754      221
  Plate and tin mill products...............................   1,273      977      919
  Raw materials (coal, coke and iron ore)...................     485      626      549
  Other(a)..................................................     610      445      414
Income (loss) from investees................................      64       (8)     (89)
Net gains on disposal of assets.............................      22       46       21
Other income................................................       3        4        2
                                                              ------   ------   ------
  Total revenues and other income...........................  $6,375   $6,132   $5,470
                                                              ======   ======   ======

---------------

(a) Includes revenue from the sale of steel production by-products, real estate development, resource management, engineering and consulting services and, beginning in 2001, transportation services.

STEEL INDUSTRY BACKGROUND AND COMPETITION

     The steel industry is cyclical and highly competitive and is affected by excess world capacity, which has restricted price increases during periods of economic growth and led to price decreases during economic contraction. In addition, the domestic and international steel industries face competition from producers of materials such as aluminum, cement, composites, glass, plastics and wood in many markets.

     United States Steel is the largest integrated steel producer in North America and, through its subsidiary USSK, the largest integrated flat-rolled producer in Central Europe. United States Steel competes with many domestic and foreign steel producers. Competitors include integrated producers which, like United States Steel, use iron ore and coke as primary raw materials for steel production, and mini-mills, which primarily use steel scrap and, increasingly, iron bearing feedstocks as raw materials. Mini-mills generally produce a narrower range of steel products than integrated producers, but typically enjoy certain competitive advantages in the markets in which they compete through lower capital expenditures for construction of facilities and non-unionized work forces with lower employment costs and more flexible work rules. An increasing number of mini-mills utilize thin slab casting technology to produce flat-rolled products. Through the use of thin slab casting, mini-mill competitors are increasingly able to compete directly with integrated producers of flat-rolled products. Depending on market conditions, the additional production generated by flat-rolled mini-mills could have an adverse effect on United States Steel's selling prices and shipment levels.

     Steel imports to the United States accounted for an estimated 24%, 27% and 26% of the domestic steel market demand for 2001, 2000 and 1999, respectively. In 2001, imports of steel pipe increased 9% and imports of hot rolled sheets decreased 59%, compared to 2000.

     The combination of high import levels, increased domestic mini-mill capability and reduced domestic economic activity over the last few years has resulted in dramatically reduced domestic prices for most products and extreme financial distress in the domestic steel industry. Since January 1998, a total of 32 steel companies have filed for protection under Chapter 11 of the U.S. Bankruptcy Code.

     On November 13, 2000, United States Steel joined with eight other producers and the Independent Steelworkers Union to file trade cases against hot-rolled carbon steel flat products from 11 countries (Argentina, India, Indonesia, Kazakhstan, the Netherlands, the People's Republic of China, Romania, South Africa, Taiwan, Thailand and Ukraine). Three days later, the United Steelworkers of America ("USWA") also entered the cases as a petitioner. Antidumping ("AD") cases were filed against all the countries and countervailing duty ("CVD") cases were filed against Argentina, India, Indonesia, South Africa and Thailand. The U.S. Department of Commerce ("Commerce") has found margins in all of the cases. The International Trade Commission ("ITC") had previously found material injury to the domestic industry in the cases against Argentina and South Africa, and, on November 2, 2001, the ITC found material injury to the domestic industry in the cases against the remaining countries.

     On September 28, 2001, United States Steel joined with seven other producers to file trade cases against cold-rolled carbon steel flat products from 20 countries (Argentina, Australia, Belgium, Brazil, China, France, Germany, India, Japan, Korea, the Netherlands, New Zealand, Russia, South Africa, Spain, Sweden, Taiwan, Thailand, Turkey, and Venezuela). AD cases were filed against all the countries and CVD cases were filed against Argentina, Brazil, France, and Korea. On November 13, 2001, the ITC determined that there is a reasonable indication that the U.S. industry is materially injured or threatened with material injury by reason of the imports in question. On April 29, 2002, Commerce announced preliminary determinations in the anti-dumping cases concerning cold-rolled carbon steel flat products from the 20 countries that are subject to those proceedings. Commerce had previously issued its preliminary duty determinations against cold-rolled products from the four countries that are subject to CVD proceedings. Commerce and the ITC will continue their investigations in all of the cases.

     On March 29, 2002, we joined the other major domestic producers of oil country tubular goods ("OCTG") in filing AD cases against imports of OCTG from Austria, Brazil, China, Colombia, France, Germany, India, Indonesia, Romania, South Africa, Spain, Turkey, Ukraine and Venezuela and a CVD case against Austria. Imports of OCTG have increased more than 390% during the past two years. Thirteen countries remained subject to the proceedings following the withdrawal of the anti-dumping petition against Colombia. On May 10, 2002, the ITC made a negative preliminary injury determination. This action caused the investigations at both the ITC and Commerce to be terminated.

     United States Steel believes that the remedies provided by AD and CVD cases are insufficient to correct the widespread dumping and subsidy abuses that currently characterize steel imports into our country and has, therefore, urged the U.S. government to take actions such as those in President Bush's three-part program to address the excessive imports of steel that have been depressing markets in the United States. The program involves: (1) negotiations with foreign governments to eliminate inefficient excess capacity; (2) negotiations with foreign governments to establish rules that will govern steel trade in the future and eliminate subsidies; and (3) an investigation by the ITC under
Section 201 of the Trade Act of 1974 to determine whether steel is being imported into the U.S. in such quantities as to be a substantial cause of serious injury to the U.S. steel industry. United States Steel, nevertheless, intends to file additional AD and CVD petitions against unfairly traded imports that adversely impact, or threaten to adversely impact, the results of United States Steel.

     On March 5, 2002, President Bush announced his decision in response to the prior finding of the ITC under Section 201 that imports were a substantial cause of injury to the domestic steel industry. Slab imports will be subject to a quota of 5.4 million tons in the first year on product shipped from countries other than Canada and Mexico, with excess imports subject to a tariff of 30%. The annual quota increases to 5.9 million tons in the second year and 6.4 million tons in the third year. Imports of finished carbon and alloy steel products (hot-rolled, cold-rolled and coated sheet, as well as plate and tin mill products) from developed countries will be subject to a 30% tariff in the first year, decreasing to 24% and 18% in the second and third years, respectively. Imports of these finished products from developing countries will be subject to an anti-surge mechanism to ensure they do not substantially increase their shipments from historic levels. Imports of finished flat-rolled products from Canada and Mexico are not subject to the import remedies announced by the President. The tariffs and quotas were effective as of March 20, 2002. An import licensing program applicable to imports covered by the above remedies is being implemented. The application of the remedies is subject to various specific product exclusions. The People's Republic of China has filed a challenge to President Bush's action with the World Trade Organization and other nations have indicated that they also intend to do so or to take other actions responding to the Section 201 remedies. The U.S. Trade Representative will continue to process requests for exemption from the remedy through July 3, 2002.

     United States Steel's domestic businesses are subject to numerous federal, state and local laws and regulations relating to the storage, handling, emission and discharge of environmentally sensitive materials. United States Steel believes that its major domestic integrated steel competitors are confronted by substantially similar conditions and thus does not believe that its relative position with regard to such other competitors is materially affected by the impact of environmental laws and regulations. However, the costs and operating restrictions necessary for compliance with environmental laws and regulations may have an adverse effect on United States Steel's competitive position with regard to domestic mini-mills and some foreign steel producers and producers of materials which compete with steel, which may not be required to undertake equivalent costs in their operations.

     USSK does business primarily in Central Europe and is subject to market conditions in that area which are similar to domestic factors and also can be influenced by matters peculiar to international marketing such as tariffs. USSK is affected by the worldwide overcapacity in the steel industry and the cyclical nature of demand for steel products and the sensitivity of that demand to worldwide general economic conditions. In particular, USSK is subject to economic conditions and political factors in Europe, which if changed could negatively affect its results of operations and cash flow. Political factors include, but are not limited to, taxation, nationalization, inflation, currency fluctuations, increased regulation, and quotas, tariffs and other protectionist measures. USSK is also subject to foreign currency exchange risks because its revenues are primarily in euros and its costs are primarily in Slovak crowns and U.S. dollars. On December 20, 2001, the European Commission commenced an anti-dumping investigation concerning the import of hot-rolled coils and hot-rolled pickled and oiled coils from Slovakia and five other countries. In mid-February, USSK submitted a response to the anti-dumping questionnaire and an injury submission. European Union legislation provides that the investigation should be concluded within one year from the date of initiation, but provisional measures may be imposed earlier.

BUSINESS STRATEGY

     United States Steel produces raw steel at Gary Works in Indiana, Mon Valley Works in Pennsylvania, Fairfield Works in Alabama, and, through USSK, in Kosice, Slovak Republic.

     United States Steel has responded to domestic competition resulting from excess steel industry capability by eliminating less efficient facilities, modernizing those that remain and entering into joint ventures, all with the objective of focusing production on higher value-added products, where superior quality and special characteristics are of critical importance. These products include bake hardenable steels and coated sheets for the automobile and appliance industries, laminated sheets for the manufacture of motors and electrical equipment, higher strength plate products, improved tin mill products for the container industry and oil country tubular goods. Several recent modernization projects support United States Steel's objectives of providing value-added products and services to customers. These projects include, for the automotive industry -- the degasser facilities at Mon Valley Works and USSK, the second hot-dip galvanized line at PRO-TEC, the Fairless Works galvanizing line upgrade and the cold reduction mill upgrades at Gary Works and Mon Valley Works; for the construction industry -- the dual coating lines at Fairfield Works and Mon Valley Works; for the tubular market -- the Fairfield Works pipemill upgrade and acquiring full ownership of Lorain Tubular; and for the plate market -- the heat treat facility at the Gary Works plate mill. Also, a new pickle line was built at the Mon Valley Works which replaced three older and less efficient facilities. Our business strategy is to maximize our investment in high-end finishing assets and to minimize or redeploy our investment in domestic raw materials and hot-ends.

     Through our November 2000 purchase of USSK, which owns the steel producing operations and related assets formerly held by VSZ, a.s. ("VSZ") in the Slovak Republic, United States Steel initiated a major offshore expansion and followed many of its customers into the European market. Our objective is to advance USSK to become a leader among European steel producers and the prime supplier of flat-rolled steel to the growing Central European market. On March 8, 2002, USSK announced that it had entered into a conversion and tolling agreement and a facility management agreement with Sartid a.d. ("Sartid"), an integrated steel company with facilities located in Smederevo and Sabac in the Republic of Serbia. The tolling agreement provides for the conversion of slabs into hot-rolled bands and cold-rolled full hard into tin-coated products. USSK will retain ownership of these materials and will market the hot-rolled bands and finished tin products in its own distribution system. The facility management agreement permits USSK, or an affiliated company, to have management oversight of Sartid's tin processing facilities at Sabac. In addition, USSK, the Government of the Republic of Serbia and Sartid have signed a letter of intent that provides USSK with the opportunity to explore possibilities for involvement in the restructuring of Sartid. We are also pursuing our globalization strategy through our Acero Prime joint venture in Mexico. This joint venture's facility locations allow for easy servicing and just-in-time delivery to customers throughout Mexico.

     Effective March 1, 2001, United States Steel acquired the tin mill products business from LTV Corporation ("LTV") for the assumption of $66 million of employee-related liabilities. United States Steel is leasing the land and acquired title to the buildings, facilities and inventory at LTV's former tin mill operation in Indiana which we are operating as East Chicago Tin. United States Steel is operating these facilities as an ongoing business and East Chicago Tin mill employees have become United States Steel employees.

     In 2001, we permanently closed the cold rolling and tin mill operations at Fairless Works, with a combined annual finishing capability of 1.5 million tons. Subject to market conditions, we intend to continue operating the hot dip galvanizing line at Fairless Works. A pretax charge of $38 million was recorded in 2001 related to this shutdown.

     On October 30, 2001, United States Steel announced the launch of Straightline Source ("Straightline"), the first steel distribution business created to serve customers of all sizes who do not typically buy directly from steel producers. Straightline's fully integrated order input system, advanced inventory management and progressive logistics technology are networked to create a direct buying option for processed steel products. While managing the customer relationship, Straightline makes use of the processing capacity of a network of qualified strategic business alliances. Straightline currently offers processed steel products in seventeen states. Additional regional launches will continue throughout 2002.

     On January 17, 2002, United States Steel announced that it had entered into an Option Agreement with NKK Corporation ("NKK") of Japan. The agreement grants United States Steel an option to purchase, either directly or through a subsidiary, all of NKK's National Steel Corporation common stock and to restructure a $100 million loan previously made to National Steel by an NKK subsidiary. NKK's ownership of National Steel's common stock represents approximately 53% of National Steel's outstanding shares. The option expires on June 15, 2002.

     Although United States Steel has the ability to exercise the option at any time during its term, it is United States Steel's current intent not to exercise the option or to consummate a merger with National Steel unless a number of significant conditions are satisfied, including a substantial restructuring of National Steel's debt and other obligations. Other significant conditions include the resolution of key contingencies related to the consolidation of the domestic steel industry, the financial viability of National Steel and satisfactory general market conditions. On March 6, 2002, National Steel filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. Any agreement with National Steel will be subject to the approval of the bankruptcy court.

     We are actively pursuing opportunities to acquire assets that will contribute to our value-added strategic growth agenda, while reducing our investment and exposure to domestic raw materials and steelmaking. This strategy builds on our announcement on December 4, 2001 regarding our support for significant consolidation in the domestic integrated steel industry.

     In addition to the modernization of its production facilities, United States Steel has entered into a number of joint ventures with domestic and foreign partners to take advantage of market or manufacturing opportunities in the sheet, tin mill, tubular, bar and plate consuming industries.

     The following table lists products and services by facility or business unit:

DOMESTIC STEEL
  Gary..................................    Sheets; Tin Mill; Plates; Coke
  Mon Valley/Fairless...................    Sheets
  Fairfield.............................    Sheets; Tubular
  USS-POSCO(a)..........................    Sheets; Tin Mill
  East Chicago Tin......................    Tin Mill
  Lorain Tubular........................    Tubular
  PRO-TEC(a)............................    Galvanized Sheets
  Double Eagle Steel Coating Co.(b).....    Electrogalvanized Sheets
  Clairton..............................    Coke
  Clairton 1314B Partnership(a).........    Coke
  Transtar..............................    Transportation
  Minntac...............................    Taconite Pellets
  U. S. Steel Mining(c).................    Coal
  Real Estate...........................    Real estate sales, leasing and
                                            management; Administration of Mineral,
                                            Coal and Timber Properties
  Engineers and Consultants.............    Engineering and Consulting Services
  Straightline..........................    Steel Distribution
USSK
  U. S. Steel Kosice....................    Sheets; Tin Mill; Plates; Coke
  Walzwerk Finow........................    Precision steel tubes; specialty shaped
                                            sections
  Rannila Kosice(a).....................    Color coated profile and construction
                                            products

---------------

(a) Equity investee.

(b) Cost-sharing joint venture.

(c) On April 10, 2002, we announced that a letter of intent had been signed to sell all of the coal and related assets associated with the mines U. S. Steel Mining operates, which are its Pinnacle No. 50 mine located near Pineville, West Virginia, and Oak Grove mine located near Oak Grove, Alabama.

DOMESTIC STEEL

     Our domestic operations include plants that produce steel products in a variety of forms and grades. Raw steel production was 10.1 million tons in 2001, compared with 11.4 million tons in 2000 and 12.0 million tons in 1999. Raw steel production averaged 79% of capability in 2001, compared with 89% of capability in 2000 and 94% of capability in 1999. United States Steel's stated annual raw steel production capability for Domestic Steel was 12.8 millions tons for 2001 (7.5 million at Gary Works, 2.9 million at Mon Valley Works, and 2.4 million at Fairfield Works).

     Steel shipments were 9.8 million tons in 2001, 10.8 million tons in 2000 and 10.6 million tons in 1999. United States Steel's shipments comprised approximately 9.9% of domestic steel shipments in 2001. Exports accounted for approximately 5% of United States Steel's domestic shipments in 2001 and 2000, and 3% in 1999.

     The following tables set forth significant United States Steel domestic operations shipment data by major markets and products for each of the last three years. Such data does not include shipments by joint ventures and other investees of United States Steel accounted for by the equity method.

STEEL SHIPMENTS BY MARKET AND PRODUCT (DOMESTIC STEEL PRODUCTION ONLY)

                                                          SHEETS &                 PLATE &
                                                        SEMI-FINISHED   TUBULAR    TIN MILL
                                                            STEEL       PRODUCTS   PRODUCTS   TOTAL
                                                        -------------   --------   --------   ------
                                                                  (THOUSANDS OF NET TONS)
MAJOR MARKET -- 2001
Steel Service Centers.................................      1,649           11        761      2,421
Further Conversion:
  Trade Customers.....................................        718            6        429      1,153
  Joint Ventures......................................      1,328           --         --      1,328
Transportation (Including Automotive).................        964            3        176      1,143
Containers............................................        154           --        625        779
Construction and Construction Products................        626           --        168        794
Oil, Gas and Petrochemicals...........................         --          830         65        895
Export................................................        316          171         35        522
All Other.............................................        656            1        109        766
                                                            -----        -----      -----     ------
     Total............................................      6,411        1,022      2,368      9,801
                                                            =====        =====      =====     ======
MAJOR MARKET -- 2000
Steel Service Centers.................................      1,636           33        646      2,315
Further Conversion:
  Trade Customers.....................................        742            4        428      1,174
  Joint Ventures......................................      1,771           --         --      1,771
Transportation (Including Automotive).................      1,206           12        248      1,466
Containers............................................        182           --        520        702
Construction and Construction Products................        778           --        158        936
Oil, Gas and Petrochemicals...........................         --          938         35        973
Export................................................        346          157         41        544
All Other.............................................        748            1        126        875
                                                            -----        -----      -----     ------
  Total...............................................      7,409        1,145      2,202     10,756
                                                            =====        =====      =====     ======

                                                          SHEETS &                 PLATE &
                                                        SEMI-FINISHED   TUBULAR    TIN MILL
                                                            STEEL       PRODUCTS   PRODUCTS   TOTAL
                                                        -------------   --------   --------   ------
                                                                  (THOUSANDS OF NET TONS)
MAJOR MARKET -- 1999
Steel Service Centers.................................      1,867           31        558      2,456
Further Conversion:
  Trade Customers.....................................      1,257            1        375      1,633
  Joint Ventures......................................      1,818           --         --      1,818
Transportation (Including Automotive).................      1,280           13        212      1,505
Containers............................................        167           --        571        738
Construction and Construction Products................        660           --        184        844
Oil, Gas and Petrochemicals...........................         --          333         30        363
Export................................................        246           32         43        321
All Other.............................................        819           --        132        951
                                                            -----        -----      -----     ------
  Total...............................................      8,114          410      2,105     10,629
                                                            =====        =====      =====     ======

     Our sheet business produces hot-rolled, cold-rolled and galvanized products. Value-added cold-rolled and galvanized products comprised 71% of our domestic sheet shipments in 2001, including finishing performed by joint ventures. Our sheet customer base includes automotive, appliance, service center, industrial and construction customers. We have long standing relationships with many of them, as do our USS-POSCO, PRO-TEC and Acero Prime joint ventures.

     In recent years, United States Steel has made a number of key investments directed toward the automotive industry, including upgrades to our steel making facilities to increase our capacity for both high strength and highly formable steels, upgrades to our Fairless galvanizing line to produce automotive quality product and construction of an automotive technical center in Michigan. In addition, a number of our joint ventures expanded their automotive supply capability, most notably PRO-TEC, which, in November 1998, added 400,000 tons of annual hot-dipped galvanized capability to bring its total to 1.0 million tons per year.

     The tubular, tin mill products and plate businesses complement the larger steel sheet business by producing specialized products for specific markets.

     Our tubular production facilities are located at Fairfield, Alabama; Lorain, Ohio; and McKeesport, Pennsylvania and produce both seamless and electric resistance weld ("ERW") tubular products. We enjoy over a 50% share of the domestic market for seamless standard and line pipe and a 25% share of the domestic market for oil country tubular goods ("OCTG"). With the successful conversion in 1999 of the Fairfield piercing mill to process rounds plus the acquisition of the remaining 50% interest in Lorain Tubular, we have the capability to produce 1.6 million tons of tubular products in the 5 million ton tubular markets we serve.

     With the 2001 acquisition of East Chicago Tin, we are one of the two largest tin mill products producers in North America. We supply a full line of tin plate and tin-free steel ("TFS") products, primarily used in the container industry. We believe our reputation in the marketplace is enhanced through our attention to quality and customer service reliability. We expect our acquisition of East Chicago Tin will provide operating synergies while giving us the opportunity to better serve our customers. We currently supply approximately 25% of the domestic market, and, coupled with USSK's tin capability, we anticipate being in a prime position to service customers who have a global presence. In the fourth quarter of 2001, United States Steel recorded an intangible asset impairment of $20 million, related to the five-year agreement for LTV to supply United States Steel with pickled hot bands entered into in conjunction with the acquisition of LTV's tin mill products business. This impairment was recorded because LTV ceased operations at their plants during the quarter pursuant to a bankruptcy court order.

     Our plate business is located within the Gary Works complex and is a major supplier to the transportation market, and to the industrial, agricultural, and construction markets. Our modern plate heat-treating facilities provide customers with specialized plates for critical applications.

     United States Steel and its wholly owned subsidiary, U. S. Steel Mining Company, LLC ("U. S. Steel Mining"), have domestic coal properties with proven and probable bituminous coal reserves of approximately 775 million tons at year-end 2001. The reserves are of metallurgical and steam quality in approximately equal proportions. They are located in Alabama, Illinois, Indiana, Pennsylvania, Tennessee and West Virginia. Approximately 94% of the reserves are owned, and the balance are leased. The leased properties are covered by leases which expire in 2005 and 2012. During 2000, United States Steel recorded $71 million of impairments relating to coal assets located in West Virginia and Alabama. The impairment was recorded as a result of a reassessment of long-term prospects after adverse geological conditions were encountered. U. S. Steel Mining's coal production was 5.0 million tons in 2001, compared with 5.5 million tons in 2000 and 6.2 million tons in 1999. On April 10, 2002, United States Steel announced that it had signed a letter of intent to sell all of the coal and related assets associated with U. S. Steel Mining's West Virginia and Alabama mines. The sale, which involves cash consideration and is subject to several contingencies, is expected to result in a pre-tax gain, excluding the potential recognition of the present value of obligations related to a multiemployer health care benefit plan created by the Coal Industry Retiree Health Benefit Act of 1992, which were broadly estimated to be $76 million at March 31, 2002. Upon closing of this sale, we will continue to have approximately 640 million tons of coal reserves, but we will not operate any coal mines.

     United States Steel controls domestic iron ore properties having proven and probable iron ore reserves in grades subject to beneficiation processes in commercial use by United States Steel domestic operations of approximately 695 million tons at year-end 2001, substantially all of which are iron ore concentrate equivalents available from low-grade iron-bearing materials. All reserves are located in Minnesota. Approximately 31% of these reserves are owned and the remaining 69% are leased. Most of the leased reserves are covered by a lease expiring in 2058 and the remaining leases have expiration dates ranging from 2021 to 2026. United States Steel's iron ore operations at Mt. Iron, Minnesota ("Minntac") produced 14.5 million tons of taconite pellets in 2001,
16.3 million tons in 2000 and 14.3 million tons in 1999. Taconite pellet shipments were 14.9 million tons in 2001, compared with 15.0 million tons in 2000 and 15.0 million tons in 1999.

     On March 23, 2001, Transtar, Inc. ("Transtar") completed a reorganization with its two voting shareholders, United States Steel and Transtar Holdings, L.P. ("Holdings"), an affiliate of Blackstone Capital Partners L.P. As a result of this transaction, United States Steel became sole owner of Transtar and certain of its subsidiaries, including several rail and barge operations. Holdings became owner of the other operating subsidiaries of Transtar. Transtar provides rail and barge transportation services to a number of United States Steel's facilities as well as other customers in the steel, chemicals, and forest products industries.

     A subsidiary of United States Steel sells technical services worldwide to the steel, mining, chemical and related industries. Together with its subsidiary companies, it provides engineering and consulting services for facility expansions and modernizations, operating improvement projects, integrated computer systems, coal and lubrication testing and environmental projects.

     United States Steel develops real estate for sale or lease and manages retail and office space, business and industrial parks and residential and recreational properties. United States Steel also administers the remaining mineral lands and timber lands of United States Steel's domestic operations and is responsible for the lease or sale of these lands and their associated resources, which encompass approximately 270,000 acres of surface rights and 1,500,000 acres of mineral rights in 13 states. Prior to 2002, two separate United States Steel divisions existed for these operations. They have been combined into one division, named USS Real Estate.

     United States Steel participates directly and through subsidiaries in a number of joint ventures and other investments included in the Domestic Steel segment. All of the joint ventures are accounted for under the equity method, except for Double Eagle Steel Coating Company ("DESCO"), which is a cost-sharing joint venture. Certain of the joint ventures and other investments are described below, all of which are 50% owned except Republic Technologies International, LLC ("Republic"), Acero Prime and the Clairton 1314B Partnership.

     United States Steel and Pohang Iron & Steel Co., Ltd. ("POSCO") of South Korea participate in a joint venture, USS-POSCO, which owns and operates the former United States Steel plant in Pittsburg, California. The joint venture markets high quality sheet and tin products, principally in the western United States. USS-POSCO produces cold-rolled sheets, galvanized sheets, tin plate and tin-free steel, with hot bands principally provided by United States Steel and POSCO. Total shipments by USS-POSCO were 836,000 tons in 2001. On May 31, 2001, a fire damaged USS-POSCO's facilities. Damage was predominantly limited to the cold-rolling mill. USS-POSCO maintains insurance coverage against such losses, including coverage for business interruption. The mill resumed production in the first quarter of 2002. Until that time, the plant used cold-rolled coils from United States Steel and POSCO as substitute feedstock to support customer shipments.

     United States Steel is the sole general partner of and owns a 10% equity interest in Clairton 1314B Partnership, L.P. As general partner, United States Steel is responsible for operating and selling coke and by-products from the partnership's three coke batteries located at United States Steel's Clairton Works. United States Steel's share of profits and losses is currently 1.75%, except for United States Steel's share of depreciation and amortization, which is 45.75%. Beginning in 2003, United States Steel's share of all profits and losses will increase to 45.75%. The partnership at times had operating cash shortfalls after payment of distributions to the partners in 2001 that were funded with loans from United States Steel. As of March 31, 2002, the partnership owed United States Steel $6 million, which was repaid in April 2002. United States Steel may dissolve the partnership under certain circumstances including if it is required to make equity investments or loans in excess of $150 million to fund such shortfalls.

     United States Steel owns a 16% investment in Republic, through United States Steel's ownership in Republic Technologies International Holdings, LLC, which is the sole owner of Republic. Republic is a major purchaser of raw materials from United States Steel and the primary supplier of rounds for our tubular facility in Lorain, Ohio. During the first quarter of 2001, United States Steel discontinued applying the equity method of accounting since investments in and advances to Republic had been reduced to zero. United States Steel now accounts for this investment under the cost method. On April 2, 2001, Republic filed to reorganize under Chapter 11 of the U.S. Bankruptcy Code. Republic has continued to supply the Lorain mill since filing for bankruptcy. During the first quarter of 2001, as a result of Republic's action, United States Steel recorded a pretax charge of $74 million for potentially uncollectible receivables from Republic and certain debt obligations of $14 million previously assumed by Republic. Due to further financial deterioration of Republic during the balance of 2001, United States Steel recorded a pretax charge of $68 million in the fourth quarter of 2001 related to a portion of the remaining Republic trade receivables and retiree medical cost reimbursements owed by Republic. At December 31, 2001, United States Steel's remaining financial exposure to Republic was approximately $19 million. On April 25, 2002, Republic announced that it had signed a non-binding letter of intent with two investors to sell substantially all of its assets for approximately $450 million in cash and assumption of liabilities. Republic further stated that this transaction is subject to a number of conditions including bankruptcy court approval. On May 7, 2002, Republic informed the bankruptcy court that one of the other parties has withdrawn from the letter of intent. The court did not rule on the sale and set a tentative hearing date for June 17, 2002.

     United States Steel and Kobe Steel, Ltd. ("Kobe") participate in a joint venture, PRO-TEC, which owns and operates two hot-dip galvanizing lines in Leipsic, Ohio. The first galvanizing line commenced operations in early 1993. In November 1998, operations commenced on a second hot-dip galvanized sheet line which expanded PRO-TEC's capability nearly 400,000 tons a year to 1.0 million tons annually. Total shipments by PRO-TEC were 909,000 tons in 2001.

     United States Steel and Worthington Industries, Inc. participate in a 50-50 joint venture known as Worthington Specialty Processing which operates a steel processing facility in Jackson, Michigan. The plant is operated by Worthington Industries, Inc. The facility contains state-of-the-art technology capable of processing master steel coils into both slit coils and sheared first operation blanks including rectangles, trapezoids, parallelograms and chevrons. It is designed to meet specifications for the automotive, appliance, furniture and metal door industries. In 2001, Worthington Specialty Processing shipments were 241,000 tons.

     United States Steel and Rouge Steel Company ("Rouge") participate in DESCO, a 50%-owned cost-sharing joint venture which operates an electrogalvanizing facility located in Dearborn, Michigan. This facility enables United States Steel to supply the automotive demand for steel with corrosion resistant properties. The facility can coat both sides of sheet steel with zinc or alloy coatings and has the capability to coat one side with zinc and the other side with alloy. Availability of the facility is shared equally by the partners. In 2001, DESCO produced 636,000 tons of electrogalvanized steel. On December 15, 2001, production was halted due to a fire at DESCO. The fire started in the facility's strip cleaning operation. United States Steel reallocated substantially all of its portion of DESCO's normal production to other United States Steel facilities. United States Steel and Rouge plan to return DESCO to full production by the fourth quarter of 2002.

     United States Steel and Olympic Steel, Inc. participate in a 50-50 joint venture to process laser-welded sheet steel blanks at a facility in Van Buren, Michigan. The joint venture conducts business as Olympic Laser Processing. Laser-welded blanks are used in the automotive industry for an increasing number of body fabrication applications. United States Steel is the venture's primary customer and is responsible for marketing the laser-welded blanks. In 2001, Olympic Laser Processing shipped 1.25 million parts.

     United States Steel, through its wholly owned subsidiary, United States Steel Export Company de Mexico (44%), along with Feralloy Mexico, S.R.L. de C.V. (44%), and Intacero de Mexico, S.A. de C.V. (12%), participate in a joint venture, Acero Prime, which operates a slitting and warehousing facility in San Luis Potosi, Mexico. In 2001, an expansion project was completed which involved the construction of a 60,000 square-foot addition that doubled the facility's size and total warehousing capacity. A second slitting line and an automatic packaging system were installed as part of the project. Also, a new 70,000 square-foot, in-bond warehouse facility was built in Coahuilla state in Ramos Arizpe. The warehouse stores and manages coil inventories.

     United States Steel's purchases of transportation services from Transtar and its subsidiaries, prior to the March 23, 2001 reorganization, and semi-finished steel from equity investees, primarily Republic, totaled $261 million, $566 million and $361 million in 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, United States Steel's payables to these investees totaled $31 million and $66 million, respectively. United States Steel's revenues for steel and raw material sales to equity investees, primarily PRO-TEC and USS-POSCO, totaled $852 million, $958 million and $831 million in 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, United States Steel's receivables from these investees were $228 million and $177 million, respectively. Generally, these transactions were conducted under long-term, market-based contractual arrangements.

U. S. STEEL KOSICE

     In November 2000, we acquired USSK, headquartered in Kosice in the Slovak Republic, which owns the steel-making operations and related assets formerly held by VSZ, a.s., making us the largest flat-rolled producer in Central Europe. Currently, USSK has annual steel-making capability of 5.0 million net tons and produces and sells sheet, tin, plate, precision tube and specialty products, as well as coke. Our strategy is to serve existing United States Steel customers in Central Europe, grow our customer base in this region, and advance USSK to be a leading European steel producer and the prime supplier of flat-rolled steel to the growing Central European market.

     USSK produces steel products in a variety of forms and grades. In 2001, USSK raw steel production was 4.1 million tons. USSK has three blast furnaces, two steel shops with two vessels each, a dual strand caster attached to each steel shop, a hot strip mill, a cold rolling mill, two pickling lines, two galvanizing lines, a tin coating line, two dynamo lines, a color coating line and two coke batteries. USSK has recently completed construction and is beginning the startup of a vacuum degassing facility to increase its capability to produce steel grades required for high-value applications, and is currently constructing a continuous annealing line and a second tin coating line to expand its supply of tin mill products. USSK shipped 3.7 million tons in 2001.

     In addition, USSK owns 100% of Walzwerk Finow GmbH, located in eastern Germany, which produces and ships about 90,000 tons per year of welded precision steel tubes and cold-rolled specialty shaped sections from both cold-rolled and hot-rolled product supplied primarily by USSK. USSK also has facilities for manufacturing heating radiators and spiral weld pipe.

     A majority of product sales by USSK are denominated in euros while only a small percentage of expenditures are in euros. In addition, most interest and debt payments are in U.S. dollars and the majority of other spending is in U.S. dollars and Slovak crowns. This results in exposure to currency fluctuations. We are currently evaluating the evolving currency mix of USSK's cash flows which may result in a change in the functional currency from U.S. dollars to euros or Slovak crowns in the future.

     Rannila Kosice, s.r.o., which is 49% owned by USSK and 51% owned by Rautaruukki Oyj, processes coated sheets, both galvanized and painted, into various forms which are primarily used in the construction industry. USSK supplies most of Rannila Kosice's raw materials; however, Rannila Kosice markets its own finished products.

     United States Steel acquired a 25% interest in VSZ during 2000. VSZ does not provide its shareholders with financial statements prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). Although shares of VSZ are traded on the Bratislava Stock Exchange, those securities do not have a readily determinable fair value as defined under US GAAP. Accordingly, United States Steel accounts for its investment in VSZ under the cost method of accounting.

     On March 8, 2002, USSK announced that it had entered into a conversion and tolling agreement and a facility management agreement with Sartid, an integrated steel company with facilities located in Smederevo and Sabac in the Republic of Serbia. The tolling agreement provides for the conversion of slabs into hot-rolled bands and cold-rolled full hard into tin-coated products. USSK will retain ownership of these materials and will market the hot-rolled bands and finished tin products in its own distribution system. The facility management agreement permits USSK, or an affiliated company, to have management oversight of Sartid's tin processing facilities at Sabac. In addition, USSK, the Government of the Republic of Serbia and Sartid have signed a letter of intent that provides USSK with the opportunity to explore possibilities for involvement in the restructuring of Sartid.

     The following tables set forth significant USSK operations shipment data by major markets and products for 2001 and the period following the acquisition in November 2000.

STEEL SHIPMENTS BY MARKET AND PRODUCT (USSK PRODUCTION ONLY -- EXCLUDES RANNILA KOSICE)

                                                           SHEETS &                 PLATE &
                                                         SEMI-FINISHED   TUBULAR    TIN MILL
                                                             STEEL       PRODUCTS   PRODUCTS   TOTAL
                                                         -------------   --------   --------   -----
                                                                   (THOUSANDS OF NET TONS)
MAJOR MARKET -- 2001
Steel Service Centers..................................        398          --         94        492
Further Conversion:
  Trade Customers......................................        944          --         14        958
  Joint Ventures.......................................         --          --         30         30
Transportation (Including Automotive)..................        165          29         --        194
Containers.............................................         93          --        141        234
Construction and Construction Products.................        904          71         59      1,034
Oil, Gas and Petrochemicals............................          1          33        134        168
All Other..............................................        432           5        167        604
                                                             -----         ---        ---      -----
     Total.............................................      2,937         138        639      3,714
                                                             =====         ===        ===      =====
MAJOR MARKET -- 2000 (FROM NOVEMBER 24, 2000)
Steel Service Centers..................................         33          --         20         53
Further Conversion:
  Trade Customers......................................         64          --          6         70
  Joint Ventures.......................................         --          --          2          2
Transportation (Including Automotive)..................         10           3         --         13
Containers.............................................          6          --         11         17
Construction and Construction Products.................         66           6         10         82
Oil, Gas and Petrochemicals............................         --           2         22         24
All Other..............................................         27           1         28         56
                                                             -----         ---        ---      -----
     Total.............................................        206          12         99        317
                                                             =====         ===        ===      =====

FIVE-YEAR OPERATING SUMMARY

                                                     2001       2000       1999       1998       1997
                                                    -------    -------    -------    -------    -------
                                                      (THOUSANDS OF NET TONS, UNLESS OTHERWISE NOTED)
RAW STEEL PRODUCTION
  Gary, IN........................................   6,114      6,610      7,102      6,468      7,428
  Mon Valley, PA..................................   1,951      2,683      2,821      2,594      2,561
  Fairfield, AL...................................   2,028      2,069      2,109      2,152      2,361
                                                    ------     ------     ------     ------     ------
     Domestic Steel...............................  10,093     11,362     12,032     11,214     12,350
  Kosice, Slovak Republic.........................   4,051        382         --         --         --
                                                    ------     ------     ------     ------     ------
          Total...................................  14,144     11,744     12,032     11,214     12,350
                                                    ======     ======     ======     ======     ======
RAW STEEL CAPABILITY
  Domestic Steel..................................  12,800     12,800     12,800     12,800     12,800
  U. S. Steel Kosice(a)...........................   5,000        467         --         --         --
                                                    ------     ------     ------     ------     ------
          Total...................................  17,800     13,267     12,800     12,800     12,800
  Production as % of total
     capability -- Domestic.......................    78.9%      88.8%      94.0%      87.6%      96.5%
                                      -- USSK.....    81.0%      81.8%        --         --         --
                                                    ------     ------     ------     ------     ------
COKE PRODUCTION
  Domestic Steel(b)...............................   4,647      5,003      4,619      4,835      5,757
  U. S. Steel Kosice..............................   1,555        188         --         --         --
                                                    ------     ------     ------     ------     ------
          Total...................................   6,202      5,191      4,619      4,835      5,757
                                                    ======     ======     ======     ======     ======
COKE SHIPMENTS -- DOMESTIC
  Trade...........................................   2,070      2,069      1,694      2,562      2,995
  Intercompany....................................   2,661      2,941      2,982      2,228      2,762
                                                    ------     ------     ------     ------     ------
          Total...................................   4,731      5,010      4,676      4,790      5,757
                                                    ======     ======     ======     ======     ======
IRON ORE PELLET SHIPMENTS
  Trade...........................................   2,985      3,336      3,017      4,115      4,895
  Intercompany....................................  11,928     11,684     12,008     11,331     11,508
                                                    ------     ------     ------     ------     ------
          Total...................................  14,913     15,020     15,025     15,446     16,403
                                                    ======     ======     ======     ======     ======
COAL SHIPMENTS
  Trade...........................................   4,561      5,741      4,891      6,056      6,422
  Intercompany....................................   1,975      1,980      2,033      1,614      1,389
                                                    ------     ------     ------     ------     ------
          Total...................................   6,536      7,721      6,924      7,670      7,811
                                                    ======     ======     ======     ======     ======
STEEL SHIPMENTS BY PRODUCT -- DOMESTIC STEEL
  Sheet and semi-finished steel products..........   6,411      7,409      8,114      7,608      8,170
  Tubular products................................   1,022      1,145        410        603        947
  Plate and tin mill products.....................   2,368      2,202      2,105      2,475      2,526
                                                    ------     ------     ------     ------     ------
          Total...................................   9,801     10,756     10,629     10,686     11,643
          Total as % of domestic steel industry...     9.9%       9.9%      10.0%      10.5%      11.0%
                                                    ======     ======     ======     ======     ======
STEEL SHIPMENTS BY PRODUCT -- U. S. STEEL KOSICE
  Sheet and semi-finished steel products..........   2,937        206         --         --         --
  Tubular products................................     138         12         --         --         --
  Plate and tin mill products.....................     639         99         --         --         --
                                                    ------     ------     ------     ------     ------
          Total...................................   3,714        317         --         --         --
                                                    ======     ======     ======     ======     ======

---------------

(a) Represents the operations of U. S. Steel Kosice, s.r.o., following the acquisition of the steelmaking operations and related assets of VSZ, a.s. on November 24, 2000.

(b) The reduction in coke production after 1997 reflected United States Steel's entry into a strategic partnership (the Clairton 1314B Partnership, L.P.) with two limited partners on June 1, 1997, to acquire an interest in three coke batteries at its Clairton (Pa.) Works.

                                                 2001       2000       1999       1998       1997
                                                -------    -------    -------    -------    -------
                                                  (THOUSANDS OF NET TONS, UNLESS OTHERWISE NOTED)
STEEL SHIPMENTS BY MARKET -- DOMESTIC STEEL
  Steel service centers.......................   2,421      2,315      2,456      2,563      2,746
  Transportation..............................   1,143      1,466      1,505      1,785      1,758
  Further conversion:
     Joint ventures...........................   1,328      1,771      1,818      1,473      1,568
     Trade customers..........................   1,153      1,174      1,633      1,140      1,378
  Containers..................................     779        702        738        794        856
  Construction................................     794        936        844        987        994
  Oil, gas and petrochemicals.................     895        973        363        509        810
  Export......................................     522        544        321        382        453
  All other...................................     766        875        951      1,053      1,080
                                                ------     ------     ------     ------     ------
          Total...............................   9,801     10,756     10,629     10,686     11,643
                                                ======     ======     ======     ======     ======
STEEL SHIPMENTS BY MARKET -- U. S. STEEL
  KOSICE
  Steel service centers.......................     492         53         --         --         --
  Transportation..............................     194         13         --         --         --
  Further conversion:
     Joint ventures...........................      30          2         --         --         --
     Trade customers..........................     958         70         --         --         --
  Containers..................................     234         17         --         --         --
  Construction................................   1,034         82         --         --         --
  Oil, gas and petrochemicals.................     168         24         --         --         --
  All other...................................     604         56         --         --         --
                                                ------     ------     ------     ------     ------
          Total...............................   3,714        317         --         --         --
                                                ======     ======     ======     ======     ======
AVERAGE STEEL PRICE PER TON
  Domestic Steel..............................  $  427     $  450     $  420     $  469     $  479
  U. S. Steel Kosice..........................     260        269         --         --         --
                                                ======     ======     ======     ======     ======

EMPLOYEES

     The average number of active United States Steel domestic employees during 2001 was 21,078. The average number of active USSK employees during 2001 was 16,083. Currently, substantially all domestic hourly employees of our steel, coke and taconite pellet facilities are covered by a collective bargaining agreement with the USWA which expires in August 2004 and includes a no-strike provision. Other domestic hourly employees (for example, those engaged in coal mining and transportation activities) are represented by the United Mine Workers of America, USWA and other unions. In addition, most employees of USSK are represented by the union OZ Metalurg under a collective bargaining agreement expiring March 2004, which is subject to annual wage negotiations.

ENVIRONMENTAL MATTERS

     United States Steel maintains a comprehensive environmental policy overseen by the Corporate Governance and Public Policy Committee of the United States Steel Board of Directors. The Environmental Affairs organization has the responsibility to ensure that United States Steel's operating organizations maintain environmental compliance systems that are in accordance with applicable laws and regulations. The Executive Environmental Committee, which is comprised of officers of United States Steel, is charged with reviewing its overall performance with various environmental compliance programs. Also, United States Steel, largely through the American Iron and Steel Institute, continues its involvement in the development of various air, water, and waste regulations with federal, state and local governments concerning the implementation of cost effective pollution reduction strategies.

     The domestic businesses of United States Steel are subject to numerous federal, state and local laws and regulations relating to the protection of the environment. These environmental laws and regulations include the Clean Air Act ("CAA") with respect to air emissions; the Clean Water Act ("CWA") with respect to water discharges; the Resource Conservation and Recovery Act ("RCRA") with respect to solid and hazardous waste treatment, storage and disposal; and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to releases and remediation of hazardous substances. In addition, all states where United States Steel operates have similar laws dealing with the same matters. These laws are constantly evolving and becoming increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that certain implementing regulations for laws such as RCRA and the CAA have not yet been promulgated or in certain instances are undergoing revision. These environmental laws and regulations, particularly the CAA, could result in substantially increased capital, operating and compliance costs.

     For a discussion of environmental capital expenditures and the cost of compliance for air, water, solid waste and remediation, see "Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies."

     United States Steel has incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. In recent years, these expenditures have been mainly for process changes in order to meet CAA obligations, although ongoing compliance costs have also been significant. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of United States Steel's products and services, operating results will be adversely affected. United States Steel believes that its major domestic integrated steel competitors are confronted by substantially similar conditions and thus does not believe that its relative position with regard to such competitors is materially affected by the impact of environmental laws and regulations. However, the costs and operating restrictions necessary for compliance with environmental laws and regulations may have an adverse effect on United States Steel's competitive position with regard to domestic mini-mills and some foreign steel producers and producers of materials which compete with steel, which may not be required to undertake equivalent costs in their operations. In addition, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities and its production methods. For further information, see "Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies."

     Slovak standards relative to air, water and solid waste pollution are set by statute and these standards are similar to those in the United States and the European Union. USSK is in material compliance with these standards. USSK environmental expenses in 2001 included usage fees, permit fees and/or penalties totaling approximately $6 million. There are no legal proceedings pending against USSK involving environmental matters. USSK's capital spending commitment to the Slovak government includes expenditures sufficient to bring USSK into compliance with all European Union environmental standards by 2005.

     The 1997 Kyoto Global Climate Change Agreement ("Kyoto Protocol") produced by the United Nations Convention on Climate Change, if ratified by the U.S. Senate, would require restrictions on greenhouse gas emissions in the United States. Options that could be considered by federal regulators to force the reductions necessary to meet these restrictions could escalate energy costs and thereby increase steel production costs. Until action is taken by the U.S. Senate to ratify the Kyoto Protocol or to implement some other program to address greenhouse gas emissions, it is not possible to estimate the effect this may have on United States Steel.

Air

     The CAA imposes stringent limits on air emissions through a federally mandated operating permit program that allows for enhanced civil and criminal enforcement sanctions. The principal impact of the CAA on United States Steel is on the coke-making and primary steel-making operations of United States Steel, as described in this section. The coal mining operations and sales of U. S. Steel Mining may also be affected.

     The CAA requires the regulation of hazardous air pollutants and development and promulgation of Maximum Achievable Control Technology ("MACT") Standards. The amendment to the Chrome Electroplating MACT to include the chrome process at Gary is expected sometime in the next couple years. The U.S. Environmental Protection Agency ("EPA") is also promulgating MACT standards for integrated iron and steel plants and taconite iron ore processing which are expected to be finalized in 2002. The impact of these new standards could be significant to United States Steel, but the cost cannot be reasonably estimated until the rules are finalized.

     The CAA specifically addressed the regulation and control of coke oven batteries. The National Emission Standard for Hazardous Air Pollutants for coke oven batteries was finalized in October 1993, setting forth the MACT standard and, as an alternative, a Lowest Achievable Emission Rate ("LAER") standard. Effective January 1998, United States Steel elected to comply with the LAER standards. United States Steel believes it will be able to meet the current LAER standards. The LAER standards will be further revised in 2010 and additional health risk-based standards are expected to be adopted in 2020. EPA is in the process of developing the Phase II Coke MACT for pushing, quenching and battery stacks which is scheduled to be finalized in 2002. This MACT will impact United States Steel, but the cost cannot be reasonably estimated at this time.

     The CAA also mandates the nationwide reduction of emissions of acid rain precursors (sulfur dioxide and nitrogen oxides) from fossil fuel-fired electrical utility plants. United States Steel, like all other electricity consumers, will be impacted by increased electrical energy costs that are expected as electric utilities seek rate increases to comply with the acid rain requirements.

     In September 1997, the EPA adopted revisions to the National Ambient Air Quality Standards for ozone and particulate matter which are significantly more stringent than prior standards. EPA has issued a Nitrogen Oxide ("NOx") State Implementation Plan ("SIP") call to require certain states to develop plans to reduce NOx emissions focusing on large utility and industrial boilers. The impact of these revised standards could be significant to United States Steel, but the cost cannot be reasonably estimated until the final revised standards and the NOx SIP call are issued and, more importantly, the states implement their SIPs covering their standards.

     In 2001, all of the coal production of U. S. Steel Mining was metallurgical coal, which is primarily used in coke production. While United States Steel believes that the new environmental requirements for coke ovens will not have an immediate effect on U. S. Steel Mining, the requirements may encourage development of steelmaking processes that reduce the usage of coke. The new ozone and particulate matter standards could be significant to U. S. Steel Mining, but the cost is not capable of being reasonably estimated until rules are proposed or finalized.

Water

     United States Steel maintains the necessary discharge permits as required under the National Pollutant Discharge Elimination System ("NPDES") program of the CWA, and it is in compliance with such permits. In 1998, United States Steel entered into a consent decree with the EPA which resolved alleged violations of the Clean Water Act NPDES permit at Gary Works and provides for a sediment remediation project for a section of the Grand Calumet River that runs through Gary Works. Contemporaneously, United States Steel entered into a consent decree with the public trustees which resolves potential liability for natural resource damages on the same section of the Grand Calumet River. In 1999, United States Steel paid civil penalties of $2.9 million for the alleged water act violations and $0.5 million in natural resource damages assessment costs. In addition, United States Steel will pay the public trustees $1 million at the end of the remediation project for future monitoring costs and United States Steel is obligated to purchase and restore several parcels of property that have been or will be conveyed to the trustees. During the negotiations leading up to the settlement with EPA, capital improvements were made to upgrade plant systems to comply with the NPDES requirements. The sediment remediation project is an approved final interim measure under the corrective action program for Gary Works. As of March 31, 2002, project costs have amounted to $6 million with another $32.4 million presently projected to complete the project over the next two years. Estimated remediation and monitoring costs for this project have been accrued. In addition, United States Steel was notified by Indiana Department of Environmental Protection, acting as lead trustee for state and federal agencies, that United States Steel is a potentially responsible party ("PRP") along with 15 other companies owning property along the Grand Calumet River and Indiana Harbor Canal in an assessment of Natural Resources Damages downstream of Gary Works and at the headwaters lagoon. United States Steel and eight other PRPs formed a joint defense group which proposed terms for the settlement of this claim, that have been endorsed by representatives for the trustees and the EPA, to be included in a consent decree presently being negotiated, which United States Steel expects will resolve this claim.

Solid Waste

     United States Steel continues to seek methods to minimize the generation of hazardous wastes in its operations. RCRA establishes standards for the management of solid and hazardous wastes. Besides affecting current waste disposal practices, RCRA also addresses the environmental effects of certain past waste disposal operations, the recycling of wastes and the regulation of storage tanks. Corrective action under RCRA related to past waste disposal activities is discussed below under "Remediation."

Remediation

     A significant portion of United States Steel's currently identified environmental remediation projects relate to the remediation of former and present operating locations. These projects include the remediation of the Grand Calumet River (discussed above), and the closure and remediation of permitted hazardous and non-hazardous waste landfills.

     United States Steel is also involved in a number of remedial actions under CERCLA, RCRA and other federal and state statutes, and it is possible that additional matters may come to its attention which may require remediation. For a discussion of remedial actions related to United States Steel, see "Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies."

PROPERTIES

     United States Steel or its predecessors have owned the vast majority of the domestic properties at least 30 years with no material adverse claim asserted. In the case of the real property and buildings of USSK, certified copies of the property registrations were obtained and examined by local counsel prior to the acquisition.

     Several steel production facilities are leased. The caster facility at Fairfield, Alabama is subject to a lease expiring in 2012 with an option to purchase or to extend the lease. A coke battery at Clairton, Pennsylvania, which is subleased to the Clairton 1314B Partnership, is subject to a lease through 2004 with an option to purchase. The office space in Pittsburgh, Pennsylvania used by United States Steel is leased through 2017.

     For property, plant and equipment additions, including capital leases, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LEGAL PROCEEDINGS

     United States Steel is the subject of, or a party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters, including laws and regulations relating to the environment. Certain of these matters are included below in this discussion. The ultimate resolution of these contingencies could, individually or in the aggregate, be material to the financial statements. However, management believes that United States Steel will remain a viable and competitive enterprise even though it is possible that these contingencies could be resolved unfavorably.

Asbestos Litigation

     United States Steel is a defendant in a large number of cases in which approximately 18,000 claimants allege injury resulting from exposure to asbestos. Nearly all of these cases involve multiple defendants. These claims fall into three major groups: (1) claims made under certain federal and general maritime laws by employees of the Great Lakes Fleet or Intercoastal Fleet, former operations of United States Steel; (2) claims made by persons who performed work at United States Steel facilities; and (3) claims made by industrial workers allegedly exposed to an electrical cable product formerly manufactured by United States Steel. To date all actions resolved have been either dismissed or resolved for immaterial amounts. In 2001, United States Steel disposed of claims from approximately 11,300 claimants with aggregate total payments of less than $200,000 and approximately 10,000 new claims were filed. It is not possible to predict with certainty the outcome of these matters; however, based upon present knowledge, management believes that it is unlikely that the resolution of the remaining actions will have a material adverse effect on our financial condition. Among the factors that management considered in reaching this conclusion are: (1) that United States Steel has been subject to a total of approximately 32,000 asbestos claims over the last twelve years that have been administratively dismissed due to the failure of the claimants to present any medical evidence supporting their claims, (2) that over the last several years the total number of pending claims has remained steady,
(3) that it has been many years since United States Steel employed maritime workers or manufactured electrical cable and (4) United States Steel's history of trial outcomes, settlements and dismissals. This statement of belief is a forward-looking statement. Predictions as to the outcome of pending litigation are subject to substantial uncertainties with respect to (among other things) factual and judicial determinations, and actual results could differ materially from those expressed in this forward-looking statement.

Inland Steel Patent Litigation

     In July 1991, Inland Steel Company ("Inland") filed an action against United States Steel and another domestic steel producer alleging defendants had infringed two of Inland's steel-related patents. Inland sought monetary damages and an injunction against future infringement. In response to this action, United States Steel and the other producer challenged the validity of the patents under United States Patent Office procedures. In this proceeding, the Patent Office rejected all of Inland's patent claims. Inland appealed the decision and on September 19, 2001, the Court of Appeals for the Federal Circuit affirmed the decision of the Patent Office. This decision resolves the matter in United States Steel's favor.

Environmental Proceedings

     The following is a summary of the proceedings of United States Steel that were pending or contemplated as of December 31, 2001, under federal and state environmental laws. Except as described herein, it is not possible to accurately predict the ultimate outcome of these matters. Claims under CERCLA and related state acts have been raised with respect to the cleanup of various waste disposal and other sites. CERCLA is intended to expedite the cleanup of hazardous substances without regard to fault. PRPs for each site include present and former owners and operators of, transporters to and generators of the substances at the site. Liability is strict and can be joint and several. Because of various factors including the ambiguity of the regulations, the difficulty of identifying the responsible parties for any particular site, the complexity of determining the relative liability among them, the uncertainty as to the most desirable remediation techniques and the amount of damages and cleanup costs and the time period during which such costs may be incurred, it is impossible to reasonably estimate United States Steel's ultimate cost of compliance with CERCLA.

     Projections, provided in the following paragraphs, of spending for and/or timing of completion of specific projects are forward-looking statements. These forward-looking statements are based on certain assumptions including, but not limited to, the factors provided in the preceding paragraph. To the extent that these assumptions prove to be inaccurate, future spending for, or timing of completion of environmental projects may differ materially from those stated in forward-looking statements.

     At December 31, 2001, United States Steel had been identified as a PRP at a total of nineteen CERCLA sites. Based on currently available information, which is in many cases preliminary and incomplete, management believes that United States Steel liability for cleanup and remediation costs in connection with seven of these sites will be between $100,000 and $1 million per site and eight will be under $100,000.

     At the remaining four sites, management expects that United States Steel's share in the remaining cleanup costs at any single site will not exceed $5 million, although it is not possible to accurately predict the amount of sharing in any final allocation of such costs. The following is a summary of the status of these sites:

          1. At the former Duluth Works in Minnesota, United States Steel spent a total of approximately $11.4 million for cleanup through 2001. The Duluth Works was listed by the Minnesota Pollution Control Agency under the Minnesota Environmental Response and Liability Act on its Permanent List of Priorities. The EPA has consolidated and included the Duluth Works site with the St. Louis River and Interlake sites on the EPA's National Priorities List. The Duluth Works cleanup has proceeded since 1989. United States Steel is conducting an engineering study of the estuary sediments. Depending upon the method and extent of remediation at this site, future costs are presently unknown and indeterminable.

          2. The two D'Imperio/Ewan sites in New Jersey are waste disposal sites where a former subsidiary allegedly disposed of used paint and solvent wastes. United States Steel has entered into a settlement agreement with the major PRPs at the sites which fixes United States Steel's share of liability at approximately $1.2 million, $624,000 of which has been paid. The balance, which is expected to be paid over the next several years, has been accrued.

          3. In 1988, United States Steel and three other PRPs agreed to the issuance of an administrative order by the EPA to undertake emergency removal work at the Municipal & Industrial Disposal Co. site in Elizabeth, Pa. The cost of such removal, which has been completed, was approximately $4.2 million, of which United States Steel paid $3.4 million. The EPA has indicated that further remediation of this site may be required in the future, but it has not conducted any assessment or investigation to support what remediation would be required. In October 1991, the Pennsylvania Department of Environmental Resources ("PaDER") placed the site on the Pennsylvania State Superfund list and began a Remedial Investigation ("RI") which was issued in 1997. It is not possible to estimate accurately the cost of any remediation or the shares in any final allocation formula; however, based on presently available information, United States Steel may have been responsible for as much as 70% of the waste material deposited at the site. On October 10, 1995, the U.S. Department of Justice ("DOJ") filed a complaint in the U.S. District Court for Western Pennsylvania against United States Steel and other Municipal & Industrial Disposal Co. defendants to recover alleged costs incurred at the site. In June 1996, United States Steel agreed to pay $245,000 to settle the government's claims for costs against it, American Recovery, and Carnegie Natural Gas. In 1996, United States Steel filed a cost recovery action against parties who did not contribute to the cost of the removal activity at the site. United States Steel reached a settlement in principle with all of the parties except the site owner. PaDER issued its Final Feasibility Study Report for the entire site in August 2001. The report identifies and evaluates feasible remedial alternatives and selects three preferred alternatives. These alternatives are estimated to cost from $17 million to $20 million. Consultants for United States Steel have concluded that a less costly alternative should be employed at the site, which is estimated to cost $5.5 million. Based on the allocation of the liability that has been recognized for the past site cleanup activities, the United States Steel share of costs for this remedy would be approximately $3.7 million. United States Steel is in the process of negotiating a consent decree with the Pennsylvania Department of Environmental Protection ("PADEP", formerly PaDER). United States Steel has submitted a conceptual remediation plan, which PADEP has approved. United States Steel will be submitting a remedial design plan based on the remediation plan. PADEP is also seeking reimbursement for approximately $2 million in costs. United States Steel could potentially be held responsible for an undetermined share of those costs.

     In addition, there are thirteen sites related to United States Steel where information requests have been received or there are other indications that United States Steel may be a PRP under CERCLA but where sufficient information is not presently available to confirm the existence of liability or make any judgment as to the amount thereof.

     There are also 34 additional sites related to United States Steel where remediation is being sought under other environmental statutes, both federal and state, or where private parties are seeking remediation through discussions or litigation. Based on currently available information, which is in many cases preliminary and incomplete, management believes that liability for cleanup and remediation costs in connection with five of these sites will be under $100,000 per site, another two sites have potential costs between $100,000 and $1 million per site, and eight sites may involve remediation costs between $1 million and $5 million. Another three sites, including the Grand Calumet River remediation at Gary Works, the Peters Creek Lagoon remediation at Clairton, and the potential claim for investigation, restoration and compensation of injuries to sediments in the East Branch of the Grand Calumet River near Gary Works, have or are expected to have costs for remediation, investigation, restoration or compensation in excess of $5 million. Potential costs associated with remediation at the remaining sixteen sites are not presently determinable.

     The following is a discussion of remediation activities at the major domestic United States Steel facilities:

Gary Works

     In 1998, United States Steel entered into a consent decree with the EPA which resolved alleged violations of the CWA NPDES permit at Gary Works and provides for a sediment remediation project for a section of the Grand Calumet River that runs through Gary Works. Contemporaneously, United States Steel entered into a consent decree with the public trustees which resolves potential liability for natural resource damages on the same section of the Grand Calumet River. United States Steel will pay the public trustees $1 million at the end of the remediation project for future monitoring costs, and United States Steel is obligated to purchase and restore several parcels of property that have been or will be conveyed to the trustees. During the negotiations leading up to the settlement with the EPA, capital improvements were made to upgrade plant systems to comply with the NPDES requirements. In 1999, United States Steel paid civil penalties of $2.9 million for the alleged water act violations and $0.5 million in natural resource damages assessment costs. In addition, United States Steel purchased properties which were conveyed to the trustees. The sediment remediation project is an approved final interim measure under the corrective action program for Gary Works and is expected to cost approximately $35.2 million over the next five years. Estimated remediation and monitoring costs for this project have been accrued.

     In October 1996, United States Steel was notified by the Indiana Department of Environmental Management ("IDEM") acting as lead trustee, that IDEM and the U.S. Department of the Interior had concluded a preliminary investigation of potential injuries to natural resources related to releases of hazardous substances from various municipal and industrial sources along the east branch of the Grand Calumet River and Indiana Harbor Canal. The public trustees completed a preassessment screen pursuant to federal regulations and have determined to perform a Natural Resources Damages Assessment. United States Steel was identified as a PRP along with fifteen other companies owning property along the river and harbor canal. United States Steel and eight other PRPs have formed a joint defense group. In 2000, the trustees concluded their assessment of sediment injuries, which includes a technical review of environmental conditions. The PRP joint defense group has proposed terms for the settlement of this claim which have been endorsed by representatives of the trustees and the EPA to be included in a consent decree that United States Steel expects to resolve this claim.

     On October 23, 1998, a final Administrative Order on Consent was issued by the EPA addressing Corrective Action for Solid Waste Management Units throughout Gary Works. This order requires United States Steel to perform a RCRA Facility Investigation ("RFI") and a Corrective Measure Study ("CMS") at Gary Works. The Current Conditions Report, United States Steel's first deliverable, was submitted to the EPA in January 1997 and was approved by the EPA in 1998. The First Phase 1 RFI Work Plan, for facility wide groundwater issues, was approved and sampling began in 2001. Phase I Sampling and Analysis Plans for the Process Sewers, Sheet and Tin, East Lake/East End, the West End and the Coke Plant areas have been submitted to the EPA and are expected to be approved by the EPA in 2002.

     IDEM issued notices of violation ("NOVs") relating to Gary Works in 1994 alleging various violations of air pollution requirements. In early 1996, United States Steel paid a $6 million penalty and agreed to install additional pollution control equipment and to implement environmental protection programs over a period of several years. A substantial portion of these programs has been implemented, with expenditures through 2001 of approximately $101 million. The cost to complete these programs is presently indeterminable. In 1999, United States Steel entered into an agreed order with IDEM to resolve outstanding air issues. United States Steel paid a penalty of $207,400 and installed equipment at the No. 8 Blast Furnace and the No. 1 BOP to reduce air emissions. In November 1999, IDEM issued an NOV alleging various air violations at Gary Works. An agreed order is being negotiated.

Clairton

     In 1987, United States Steel and the PaDER entered into a Consent Order to resolve an incident in January 1985 involving the alleged unauthorized discharge of benzene and other organic pollutants from Clairton Works in Clairton, Pa. That Consent Order required United States Steel to pay a penalty of $50,000 and a monthly payment of $2,500 for five years. In 1990, United States Steel and the PaDER reached agreement to amend the Consent Order. Under the amended Order, United States Steel agreed to remediate the Peters Creek Lagoon (a former coke plant waste disposal site); to pay a penalty of $300,000; and to pay a monthly penalty of up to $1,500 each month until the former disposal site is closed. Remediation costs have amounted to $10.0 million with another $1.1 million presently estimated to complete the project.

Fairless Works

     In January 1992, United States Steel commenced negotiations with the EPA regarding the terms of an Administrative Order on consent, pursuant to the RCRA, under which United States Steel would perform a RFI and a CMS at Fairless Works. A Phase I RFI report was submitted during the third quarter of 1997. A Phase II/III RFI will be submitted following EPA approval of the Phase I report. The RFI/CMS will determine whether there is a need for, and the scope of, any remedial activities at Fairless Works.

Fairfield Works

     In December 1995, United States Steel reached an agreement in principle with the EPA and the DOJ with respect to alleged RCRA violations at Fairfield Works. A consent decree was signed by United States Steel, the EPA and the DOJ and filed with the court on December 11, 1997, under which United States Steel will pay a civil penalty of $1 million, implement two SEPs costing a total of $1.75 million and implement a RCRA corrective action at the facility. One SEP was completed during 1998 at a cost of $250,000. The second SEP is under way. As of February 22, 2000, the Alabama Department of Environmental Management assumed primary responsibility for regulation and oversight of the RCRA corrective action program at Fairfield Works, with the approval of the EPA. The first RFI work plan for the site was submitted for agency approval in the first quarter of 2001.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  FOR THE THREE YEARS ENDED DECEMBER 31, 2001

     On December 31, 2001, in a tax-free transaction, Marathon Oil Corporation ("Marathon"), formerly USX Corporation, converted each share of its USX-U. S. Steel Group class of common stock ("Steel Stock") into the right to receive one share of United States Steel Corporation common stock ("Separation"). The net assets of United States Steel on December 31, 2001 were approximately the same as the net assets attributable to Steel Stock at the time of the Separation, except for a value transfer of $900 million in the form of additional net debt and other financings retained by Marathon. During the last six months of 2001, United States Steel completed a number of financings so that, upon the Separation, the net debt and other financings of United States Steel on a stand-alone basis were approximately equal to the net debt and other financings attributable to the Steel Stock less the value transfer and the tax settlement with Marathon. For a description of the Separation, see "Business."

     United States Steel's Domestic Steel segment is engaged in the production, sale and transportation of steel mill products, coke, taconite pellets and coal; the management of mineral resources; real estate development; and engineering and consulting services. The U. S. Steel Kosice ("USSK") segment, primarily located in the Slovak Republic, produces and sells steel mill products and coke mainly for the Central European market. Certain business activities are conducted through joint ventures and partially owned companies, such as USS-POSCO Industries LLC ("USS-POSCO"), PRO-TEC Coating Company ("PRO-TEC"), Clairton 1314B Partnership L.P. and Rannila Kosice, s.r.o. Management's Discussion and Analysis should be read in conjunction with United States Steel's Financial Statements and Notes to Financial Statements.

     On March 1, 2001, United States Steel completed the purchase of the tin mill products business of LTV Corporation ("LTV"), which is now operated as East Chicago Tin. In this noncash transaction, United States Steel assumed approximately $66 million of employee related obligations from LTV. The acquisition was accounted for using the purchase method of accounting. Results of operations for the year 2001 include the operations of East Chicago Tin from the date of acquisition. In the fourth quarter of 2001, United States Steel recorded an intangible asset impairment of $20 million, related to the five-year agreement for LTV to supply United States Steel with pickled hot bands entered into in conjunction with the acquisition of LTV's tin mill products business. This impairment was recorded because LTV permanently ceased operations at their plants during the quarter pursuant to a bankruptcy court order.

     On March 23, 2001, Transtar, Inc. ("Transtar") completed a reorganization with its two voting shareholders, United States Steel and Transtar Holdings, L.P. ("Holdings"), an affiliate of Blackstone Capital Partners L.P. As a result of this transaction, United States Steel became sole owner of Transtar and certain of its subsidiaries, including several rail and barge operations. Holdings became owner of the other subsidiaries of Transtar. Because the reorganization involved the sale of certain subsidiaries to Holdings, a noncontrolling shareholder, Transtar recorded a gain by comparing the carrying value of the businesses sold to their fair value. United States Steel's share of the gain recognized by Transtar was $68 million, which is included in income
(loss) from investees. Concurrently, United States Steel accounted for the change in ownership of Transtar using the step-acquisition purchase method of accounting. Also, in connection with this transaction, United States Steel recognized a favorable deferred tax adjustment of $33 million related to its investment in the stock of Transtar that was no longer required when United States Steel acquired 100% of Transtar. United States Steel previously accounted for its investment in Transtar under the equity method of accounting. Transtar provides rail and barge transportation services to a number of United States Steel's facilities as well as other customers in the steel, chemicals and forest products industries.

     Certain sections of Management's Discussion and Analysis include forward-looking statements concerning trends or events potentially affecting the businesses of United States Steel. These statements typically contain words such as "anticipates," "believes," "estimates," "expects" or similar words indicating that future outcomes are not known with certainty and are subject to risk factors that could cause these outcomes to differ significantly from those projected. In accordance with "safe harbor" provisions of the

Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in forward-looking statements. For additional risk factors affecting the businesses of United States Steel, see "Risk Factors" beginning on page 2 of the Prospectus.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Management's discussion and analysis of its financial condition and results of operations are based upon United States Steel's financial statements, which have been prepared in accordance with accounting standards generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. Management regularly evaluates these estimates, including those related to the carrying value of property, plant and equipment, valuation allowances for receivables, inventories and deferred income tax assets; liabilities for deferred income taxes, potential tax deficiencies, environmental obligations, potential litigation claims and settlements; and assets and obligations related to employee benefits. Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ materially from current expectations under different assumptions or conditions.

     Management believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the financial statements.

     Depreciation -- United States Steel records depreciation primarily using a modified straight-line method based upon estimated lives of assets and production levels. The modification factors for domestic steel producing assets range from a minimum of 85% at a production level below 81% of capability, to a maximum of 105% for a 100% production level. No modification is made at the 95% production level, considered the normal long-range level. Depreciation charges for 2001, 2000 and 1999 were 85%, 94% and 99%, respectively, of straight-line depreciation based on production levels for each of the years. For certain equipment related to railroad operations, depreciation is recorded on the straight-line method, utilizing a composite or grouped approach, based on estimated lives of assets.

     Asset Impairments -- United States Steel evaluates the impairment of its property, plant and equipment on an individual asset basis or by logical groupings of assets. Asset impairments are recognized when the carrying value of those productive assets exceed their aggregate projected undiscounted cash flows. If future demand and market conditions are less favorable than those projected by management, additional asset write-downs may be required.

     Allowances for Doubtful Accounts -- United States Steel maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     Inventories -- United States Steel determines the cost of inventories primarily under the last-in, first-out ("LIFO") method. Consequently, the overall carrying value of inventories is significantly less than the replacement cost. United States Steel writes down inventories for the difference between the carrying value of the inventories and the estimated market value on a worldwide basis. If actual market conditions are less favorable than those projected by management, additional write-downs may be required.

     Deferred Taxes -- United States Steel records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. While United States Steel has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that United States Steel were to determine that it would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. Likewise, should United States Steel determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the valuation allowance for deferred tax assets would be charged to income in the period such determination was made.

     United States Steel makes no provision for deferred U.S. income taxes on the undistributed earnings of USSK and other consolidated foreign subsidiaries because management intends to permanently reinvest such earnings in foreign operations. If circumstances change and it is determined that earnings will be remitted in the foreseeable future, a charge would be required to record the U.S. deferred tax liability for the amounts planned to be remitted.

     Liabilities for Potential Tax Deficiencies -- United States Steel records liabilities for potential tax deficiencies. These liabilities are based on management's judgment of the risk of loss should those items be challenged by taxing authorities. In the event that United States Steel were to determine that tax-related items would not be considered deficiencies or that items previously not considered to be potential deficiencies could be considered as potential tax deficiencies (as a result of an audit, tax ruling or other positions or authority) an adjustment to the liability would be recorded through income in the period such determination was made.

     Environmental Remediation -- United States Steel provides for remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. Remediation liabilities are accrued based on estimates of known environmental exposures and are discounted in certain instances. United States Steel regularly monitors the progress of environmental remediation. Should studies indicate that the cost of remediation is to be more than previously estimated, an additional accrual would be recorded in the period in which such determination was made.

     Accruals for Potential Litigation Claims and Settlements -- United States Steel records accruals for potential litigation claims and settlements when legal counsel advises that an obligation is probable and reasonably estimable. Changes in findings and negotiations as the cases progress cause changes in the recorded accruals.

     Pensions and Other Postretirement Benefits ("OPEB") -- Net pension and OPEB expense recorded for pension and other postretirement benefits are based on, among other things, assumptions of the discount rate, estimated return on plan assets, salary increases, the mortality of participants and the current level and escalation of health care costs in the future. Changes in these and other factors and differences between actual and assumed changes in the present value of liabilities or assets of United States Steel's plans above certain thresholds could cause net annual expense to increase or decrease materially from year to year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF INCOME

     Due to the capital intensive nature of integrated steel production, the principal drivers of United States Steel's financial results are price, volume and mix. To the extent that these factors are affected by industry conditions and the overall economic climate, revenues and income will reflect such conditions.

     REVENUES AND OTHER INCOME for each of the last three years are summarized in the following table:

                                                               2001     2000     1999
                                                              ------   ------   ------
                                                               (DOLLARS IN MILLIONS)
Revenues by product:
  Sheet and semi-finished steel products....................  $3,163   $3,288   $3,433
  Tubular products..........................................     755      754      221
  Plate and tin mill products...............................   1,273      977      919
  Raw materials (coal, coke and iron ore)...................     485      626      549
  Other(a)..................................................     610      445      414
Income (loss) from investees................................      64       (8)     (89)
Net gains on disposal of assets.............................      22       46       21
Other income................................................       3        4        2
                                                              ------   ------   ------
     Total revenues and other income........................  $6,375   $6,132   $5,470
                                                              ======   ======   ======

---------------

(a) Includes revenue from the sale of steel production by-products, real estate development, resource management, and engineering and consulting services and, beginning in 2001, transportation services.

     Total revenues and other income increased by $243 million in 2001 from 2000 primarily due to the inclusion of USSK revenues for the full year, the inclusion of Transtar revenues following the reorganization and higher income from investees relating to the gain on the Transtar reorganization, partially offset by lower domestic shipment volumes (domestic steel shipments decreased 955,000 tons) and lower average domestic steel product prices (average prices decreased $23 per ton). Total revenues and other income in 2000 increased by $662 million from 1999 primarily due to the consolidation of Lorain Tubular effective January 1, 2000, higher average realized prices, particularly tubular product prices, and lower losses from investees, which, in 1999, included a $47 million charge for the impairment of United States Steel's investment in USS/Kobe Steel Company ("USS/Kobe").

     INCOME (LOSS) FROM OPERATIONS for United States Steel for the last three years was(a):

                                                               2001    2000    1999
                                                              ------   -----   -----
                                                              (DOLLARS IN MILLIONS)
Segment income (loss) for Domestic Steel....................  $(461)   $ 98    $115
Segment income for U. S. Steel Kosice.......................    123       2      --
                                                              -----    ----    ----
     Income (loss) from reportable segments.................  $(338)   $100    $115
Net pension credits.........................................    146     266     193
Costs related to former businesses(b).......................    (76)    (86)    (83)
Administrative expenses.....................................    (22)    (25)    (17)
                                                              -----    ----    ----
     Total..................................................  $(290)   $255    $208
                                                              =====    ====    ====
Other items not allocated to segment income:
  Gain on Transtar reorganization...........................     68      --      --
  Insurance recoveries related to USS-POSCO fire(c).........     46      --      --
  Asset impairments -- trade receivables....................   (100)     (8)     --
                    -- other receivables....................    (46)     --      --
  Impairment and other costs related to investments in
     equity investees.......................................     --     (36)    (54)
  Loss on investment used to satisfy indexed debt
     obligations............................................     --      --     (22)
  Costs related to Fairless shutdown........................    (38)     --      --
  Costs related to Separation...............................    (25)     --      --
  Asset impairments -- intangible assets....................    (20)     --      --
                      -- coal...............................     --     (71)     --
  Environmental and legal contingencies.....................     --     (36)    (17)
  Voluntary early retirement program pension settlement.....     --      --      35
                                                              -----    ----    ----
     Total income (loss) from operations....................  $(405)   $104    $150
                                                              =====    ====    ====

---------------

(a) Certain amounts have been removed from segment income and appear in items not allocated to segments for consistency with the 2001 presentation method.

(b) Includes other postretirement benefit costs and certain other expenses principally attributable to former business units of United States Steel.

(c) In excess of facility repair costs.

SEGMENT INCOME (LOSS) FOR DOMESTIC STEEL

     Domestic Steel operations recorded a segment loss of $461 million in 2001 versus segment income of $98 million in 2000, a decrease of $559 million. The decrease in segment income was primarily due to lower prices, primarily for sheet products, lower domestic shipment volumes which resulted in less efficient operating rates and higher unit costs, lower income from coke and taconite pellet operations, lower results from tin operations during the phase out of operations at Fairless and higher than anticipated start-up and operating expenses associated with the March acquisition of East Chicago Tin, and business interruption effects at USS-POSCO following the cold mill fire in May, some of which were offset by insurance recoveries already received in the second half of 2001. Offsetting these decreases were improved results from coal operations due to improved operating and geological conditions as well as higher tubular prices during the first half of 2001.

     Segment income for Domestic Steel operations in 2000 decreased $17 million from 1999. The decrease in segment income for Domestic Steel was primarily due to lower throughput, lower income from raw materials operations, particularly coal operations, and lower sheet shipments resulting from high levels of imports.

SEGMENT INCOME FOR U. S. STEEL KOSICE

     USSK segment income for the full-year 2001 was $123 million compared to $2 million in 2000 for the period following United States Steel's acquisition of USSK on November 24, 2000. The increase is primarily due to United States Steel's full year of ownership, changes in commercial strategy, strong customer focused marketing and a favorable cost structure.

ITEMS NOT ALLOCATED TO SEGMENTS:

     NET PERIODIC PENSION CREDITS, which are primarily noncash, totaled $120 million in 2001, $273 million in 2000 and $234 million in 1999. The decrease of $153 million in the net periodic pension credit from 2000 to 2001 was primarily due to the $69 million effect of the transition asset being fully amortized in 2000 and an unfavorable change in the amortization of actuarial (gains)/losses. The increase of $39 million from 1999 to 2000 was primarily due to a favorable change in the amortization of actuarial (gains)/losses. Net periodic pension credits in 2001 and 1999 include settlement and termination effects.

     GAIN ON TRANSTAR REORGANIZATION represents United States Steel's share of the gain in 2001. Because this was a transaction with a noncontrolling shareholder, Transtar, Inc. recognized a gain by comparing the carrying value of the businesses sold to their fair value.

     INSURANCE RECOVERIES RELATED TO USS-POSCO FIRE represent United States Steel's share of insurance recoveries in excess of facility repair costs for the cold-rolling mill fire at USS-POSCO in 2001.

     ASSET IMPAIRMENTS -- TRADE RECEIVABLES were for charges related to receivables exposure from financially distressed steel companies, primarily Republic Technologies International, LLC ("Republic"), in 2000 and 2001.

     ASSET IMPAIRMENTS -- OTHER RECEIVABLES were for charges related to retiree medical cost reimbursements owed by Republic in 2001.

     In 2000, IMPAIRMENT AND OTHER COSTS RELATED TO INVESTMENTS IN EQUITY INVESTEES totaled $36 million to establish reserves against notes from Republic and to represent United States Steel's share of Republic special charges which resulted from the completion of a financial restructuring of Republic. In 1999, impairment and other costs related to investments in equity investees totaled $54 million related to the impairment of United States Steel's investment in USS/Kobe, costs related to the formation of Republic and other non-recurring equity investee charges.

     Income from operations in 1999 also included a LOSS ON INVESTMENT USED TO SATISFY INDEXED DEBT OBLIGATIONS of $22 million from the termination of ownership in RTI International Metals, Inc. ("RTI").

     COSTS RELATED TO FAIRLESS SHUTDOWN resulted from the permanent shutdown of the cold rolling and tin mill facilities at Fairless Works in 2001.

     COSTS RELATED TO THE SEPARATION were for United States Steel's share of professional fees and expenses and certain other costs directly attributable to the Separation in 2001.

     ASSET IMPAIRMENTS -- INTANGIBLE ASSET was for the impairment of an intangible asset in 2001 related to the five-year agreement for LTV to supply United States Steel with pickled hot bands entered into in conjunction with the acquisition of LTV's tin mill products business.

     ASSET IMPAIRMENTS -- COAL was for asset impairments at coal mines in Alabama and West Virginia in 2000 following a reassessment of long-term prospects after adverse geological conditions were encountered.

     ENVIRONMENTAL AND LEGAL CONTINGENCIES relate to certain environmental and legal accruals in 2000 and 1999.

     The VOLUNTARY EARLY RETIREMENT PROGRAM PENSION SETTLEMENT in 1999 relates to a favorable pension settlement primarily related to salaried employees.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased by $315 million in 2001 as compared to 2000. The increase was due to several factors, including the $153 million decrease in the net periodic pension credit previously discussed. Other contributing factors were the increase in costs in 2001 as a result of the USSK acquisition and the reorganization of Transtar, Separation costs and the impairment of retiree medical cost reimbursements owed by Republic. The increase in selling, general and administrative expenses of $60 million from 1999 to 2000 was primarily due to a $42 million decrease in the portion of the net periodic pension credit recorded in selling, general and administrative expenses, as well as increased costs following the acquisition of USSK.

     NET INTEREST AND OTHER FINANCIAL COSTS for each of the last three years are summarized in the following table:

                                                              2001    2000    1999
                                                              -----   -----   -----
                                                              (DOLLARS IN MILLIONS)
Net interest and other financial costs......................  $141    $105     $74
Plus:
  Favorable adjustment to carrying value of Indexed
     Debt(a)................................................    --      --      13
  Favorable adjustment to interest related to prior years'
     taxes..................................................    67      --      --
                                                              ----    ----     ---
Net interest and other financial costs adjusted to exclude
  above item................................................  $208    $105     $87
                                                              ====    ====     ===

---------------

(a) In December 1996, USX issued $117 million of 6 3/4% Exchangeable Notes Due February 1, 2000 ("Indexed Debt") indexed to the price of RTI common stock. The carrying value of Indexed Debt was adjusted quarterly to settlement value, based on changes in the value of RTI common stock. Any resulting adjustment was credited to income and included in interest and other financial costs.

     Adjusted net interest and other financial costs increased by $103 million in 2001 as compared with 2000. This increase was largely due to higher average debt levels, which resulted from negative cash flow and the elective funding for employee benefits and the acquisition of USSK, both of which occurred in the fourth quarter of 2000. Adjusted net interest and other financial costs increased $18 million in 2000 as compared with 1999, primarily due to higher average debt levels.

     The CREDIT FOR INCOME TAXES in 2001 was $328 million primarily as a result of higher losses from operations. The credit included a $33 million deferred tax benefit associated with the Transtar reorganization. In addition, as a result of Slovak Republic laws regarding tax credits and certain tax planning strategies to permanently reinvest earnings in foreign operations, virtually no income tax provision is recorded for USSK income. If circumstances change and it is determined that earnings will be remitted in the foreseeable future, a charge would be required to record the U.S. deferred tax liability for the amounts planned to be remitted. The provision for income taxes in 2000 decreased $5 million compared to 1999 primarily due to a decline in income from operations, partially offset by higher state income taxes as certain previously recorded state tax benefits will not be utilized.

     The EXTRAORDINARY LOSS on extinguishment of debt of $7 million, net of income tax benefit, in 1999 included a $5 million loss resulting from the satisfaction of the indexed debt and a $2 million loss for United States Steel's share of Republic's extraordinary loss related to the early extinguishment of debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

     The year 2001 turned out to be an extremely difficult one for the domestic steel industry. Steel imports to the United States accounted for an estimated 24%, 27% and 26% of the domestic steel market for 2001, 2000 and 1999, respectively. In 2001, imports of steel pipe increased 9% and imports of hot rolled sheets decreased 59%, compared to 2000.

     Injurious levels of imports continued to disrupt an already weakened market in which domestic steel consumption plummeted from an annualized rate of 119 million tons in the first half to 98 million tons in the fourth quarter. The 3% average growth in the domestic economy predicted by economists never materialized -- largely due to a worldwide economic recession in the second half and the impact of the September 11 tragedies. Contributing to the decline in net income was a decrease in average realized domestic prices of 5% compared to the 2000 average and higher unit costs due to depressed production levels at all of our domestic plants.

     Total shipments from the Domestic Steel segment were 9.8 million tons in 2001, 10.8 million tons in 2000 and 10.6 million tons in 1999, and comprised approximately 9.9% of the domestic steel market in 2001. Domestic Steel shipments in 2001 were affected by a weak domestic economy, which reduced demand for sheet, plate and tubular products. Shipments in 1999 were reduced because of weak tubular markets. High import levels impacted all three years. Exports accounted for approximately 5% of our shipments from Domestic Steel in 2001, 5% in 2000 and 3% in 1999.

     USSK shipments were 3.7 million net tons in 2001 and 0.3 million net tons in 2000 in the short period following the acquisition.

     Domestic raw steel production was 10.1 million tons in 2001, compared with
11.4 million tons in 2000 and 12.0 million tons in 1999. Domestic raw steel production averaged 79% of capability in 2001, compared with 89% of capability in 2000 and 94% of capability in 1999. In 2001, domestic raw steel production was negatively impacted by poor economic conditions and the high level of imports. In 2000, domestic raw steel production was negatively impacted by a planned reline at the Gary Works No. 4 blast furnace in July 2000. Because of market conditions, United States Steel limited its domestic production by keeping the Gary Works No. 4 blast furnace out of service until February 2001. Because of market conditions, United States Steel curtailed its domestic production by keeping the Gary Works No. 6 blast furnace out of service until February 1999, after a scheduled reline was completed in mid-August 1998. United States Steel's stated annual domestic raw steel production capability was 12.8 million tons in 2001, 2000 and 1999.

     USSK raw steel production was 4.1 million tons in 2001, or 81% of USSK's stated annual raw steel production capability of 5.0 million net tons.

     On November 13, 2000, United States Steel joined with eight other producers and the Independent Steelworkers Union to file trade cases against hot-rolled carbon steel flat products from 11 countries (Argentina, India, Indonesia, Kazakhstan, the Netherlands, the People's Republic of China, Romania, South Africa, Taiwan, Thailand and Ukraine). Three days later, the USWA also entered the cases as a petitioner. Antidumping ("AD") cases were filed against all the countries and countervailing duty ("CVD") cases were filed against Argentina, India, Indonesia, South Africa, and Thailand. The U.S. Department of Commerce ("Commerce") has found margins in all of the cases. The International Trade Commission ("ITC") had previously found material injury to the domestic industry in the cases against Argentina and South Africa, and, on November 2, 2001, the ITC found material injury to the domestic industry in the cases against the remaining countries.

     On September 28, 2001, United States Steel joined with seven other producers to file trade cases against cold-rolled carbon steel flat products from 20 countries (Argentina, Australia, Belgium, Brazil, China, France, Germany, India, Japan, Korea, Netherlands, New Zealand, Russia, South Africa, Spain, Sweden, Taiwan, Thailand, Turkey, and Venezuela). AD cases were filed against all the countries and CVD cases were filed against Argentina, Brazil, France, and Korea. On November 13, 2001, the ITC determined that there is a reasonable indication that the U.S. industry is materially injured or threatened with material injury by reason of the imports in question. These cases will be the subject of continuing investigations at both Commerce and the ITC.

     United States Steel believes that the remedies provided by AD and CVD cases are insufficient to correct the widespread dumping and subsidy abuses that currently characterize steel imports into our country and has, therefore, urged the U.S. government to take actions such as those in President Bush's three-part program to address the excessive imports of steel that have been depressing markets in the United States. United States Steel, nevertheless, intends to file additional AD and CVD petitions against unfairly traded imports that adversely impact, or threaten to adversely impact, the results of United States Steel.

     On March 5, 2002, President Bush announced his decision in response to the prior finding of the ITC under Section 201 that imports were a substantial cause of serious injury to the domestic steel industry. Slab imports will be subject to a quota of 5.4 million tons in the first year on product shipped from countries other than Canada and Mexico, with excess imports subject to a tariff of 30%. The annual quota increases to 5.9 million tons in the second year and
6.4 million tons in the third year. Imports of finished carbon and alloy steel products (hot-rolled, cold-rolled and coated sheet, as well as plate and tin mill products) from developed countries will be subject to a 30% tariff in the first year, decreasing to 24% and 18% in the second and third years, respectively. Imports of these finished products from developing countries will be subject to an anti-surge mechanism to ensure they do not substantially increase their shipments from historic levels. Imports of finished flat-rolled products from Canada and Mexico are not subject to the import remedies announced by the President. The tariffs and quotas were effective as of March 20, 2002. An import licensing program applicable to imports covered by the above remedies is being implemented. The application of the remedies is subject to various specific product exclusions. The People's Republic of China has filed a challenge to President Bush's action with the World Trade Organization and other nations have indicated that they also intend to do so or to take other actions responding to the Section 201 remedies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, CASH FLOWS AND LIQUIDITY

     CURRENT ASSETS at year-end 2001 decreased $644 million from year-end 2000 primarily due to the settlement in 2001 of the $364 million income tax receivable from Marathon established in 2000, decreased trade receivables including receivables subject to a security interest, and a decrease in cash and cash equivalents. The proceeds from the settlement of the income tax receivable from Marathon were used to reduce debt attributed to United States Steel.

     INVESTMENTS AND LONG-TERM RECEIVABLES decreased $93 million from year-end 2000 primarily due to the reorganization of Transtar in March of 2001, which converted an equity method investee into a consolidated subsidiary.

     NET PROPERTY, PLANT AND EQUIPMENT at year-end 2001 increased $345 million from year-end 2000 primarily due to the Transtar reorganization and the acquisition of East Chicago Tin, which were noncash transactions.

     CURRENT LIABILITIES at year-end 2001 decreased $132 million from year-end 2000 primarily due to a decrease in accounts payable and long-term debt due within one year, partially offset by an increase in accrued taxes and amounts payable to Marathon in connection with the Separation.

     TOTAL LONG-TERM DEBT AND NOTES PAYABLE at December 31, 2001 was $1,434 million, $802 million lower than year-end 2000. The decrease in debt was primarily due to the $900 million value transfer from Marathon and the receipt of $819 million of favorable tax settlements with Marathon; partially offset by negative operating cash flow of $150 million absent the Marathon tax settlements, net cash used in investing activities of $239 million, debt repayments of $370 million and dividends paid of $57 million.

     EMPLOYEE BENEFIT LIABILITIES at December 31, 2001 increased $241 million from year-end 2000 of which $152 million reflected mergers of liabilities associated with the Transtar reorganization, the acquisition of LTV tin mill properties and medical expenses of former Lorain Works retirees paid by United States Steel which are pending collection under Republic bankruptcy proceedings. The remainder of the increase was primarily due to ongoing accruals in excess of cash payments from company assets. Following the elective $500 million Voluntary Employee Benefit Association ("VEBA") funding in the fourth quarter of 2000, which decreased the employee benefits liability, most union retiree medical claims are being paid from the VEBA instead of company assets.

     PREFERRED STOCK OF SUBSIDIARY AND MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SECURITIES OF A SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED CONVERTIBLE DEBENTURES decreased $66 million and $183 million, respectively, from year-end 2000 in connection with the Separation. These amounts were previously attributed to United States Steel under the Marathon capital structure.

     NET CASH PROVIDED FROM OPERATING ACTIVITIES of $669 million increased in 2001 compared to 2000. The increase was primarily due to the receipt of favorable intergroup tax settlements from Marathon totaling $819 million in the 2001 period compared to a favorable intergroup settlement of $91 million in the 2000 period and the absence of a $530 million elective contribution to a VEBA and non-union retiree life insurance trust. The $819 million tax settlement is reflected in net cash provided by operating activities primarily as favorable working capital changes of $364 million related to the settlement of the income tax receivable established in 2000 arising from tax attributes primarily generated in the year 2000; increases in net income of $426 million for tax benefits generated by United States Steel in 2001; and net increases in all other items net of $15 million for state tax benefits generated in 2000. The last two items were included in the $441 million settlement with Marathon, which occurred in 2001 as a result of the Separation. Absent these intergroup tax settlements in 2001 and 2000 and the $530 million of elective contributions in 2000 to a VEBA and non-union retiree life insurance trust, net cash used in operating activities decreased by $38 million. Cash payments of employee benefit liabilities were lower because $152 million was paid from assets held in trust for the plan in 2001 compared to $41 million in 2000 primarily as a result of approximately $112 million of funds from the VEBA being used to pay retiree medical and life insurance benefits for union retirees in 2001. In addition, working capital improved. These improvements were partially offset by decreased net income.

     Net cash used in operating activities in 2000 was $627 million and reflected the $500 million elective contribution to a VEBA, a $30 million elective contribution to a non-union retiree life insurance trust and an income tax receivable from Marathon of $364 million. These unfavorable effects were partially offset by a $91 million income tax settlement with Marathon received in 2000 primarily for the year 1999 in accordance with the group tax allocation policy. The $500 million VEBA contribution has provided United States Steel with the flexibility to pay ongoing costs of providing USWA retiree health care and life insurance benefits from the VEBA instead of from corporate cash flow.

     Net cash used in operating activities was $80 million in 1999 including a net payment of $320 million under a terminated accounts receivable program. Excluding the non-recurring VEBA contributions and the accounts receivable facility termination as well as the tax settlements with Marathon in both years, net cash provided from operating activities decreased $430 million in 2000 due mainly to decreased profitability and an increase in working capital.

     CAPITAL EXPENDITURES of $287 million in 2001 included exercising a buyout option of a lease for half of the Gary Works No. 2 Slab Caster; repairs to the No. 3 blast furnace at the Mon Valley Works; work on the No. 2 stove at the No. 6 blast furnace at Gary Works; the completion of the replacement coke battery thruwalls at Gary Works; the completion of an upgrade to the Mon Valley Works cold reduction mill; systems development projects; and projects at USSK, including the tin mill expansion and the vacuum degasser project.

     Capital expenditures of $244 million in 2000 included exercising an early buyout option of a lease for half of the Gary Works No. 2 Slab Caster; the continued replacement of coke battery thruwalls at Gary Works; installation of the remaining two coilers at the Gary Works hot strip mill; a blast furnace stove replacement at Gary Works; and the continuation of an upgrade to the Mon Valley Works cold reduction mill.

     Capital expenditures of $287 million in 1999 included the completion of the 64" pickle line at Mon Valley Works; the replacement of one coiler at the Gary Works hot strip mill; an upgrade to the Mon Valley Works cold reduction mill; replacement of coke battery thruwalls at Gary Works; several projects at Gary Works allowing for production of specialized high-strength steels, primarily for the automotive market; and completion of the conversion of the Fairfield Works pipemill to use rounds instead of square blooms.

     Contract commitments for capital expenditures at year-end 2001 were $84 million, compared with $206 million at year-end 2000. USSK has a commitment to the Slovak government to spend $700 million for a capital improvements program at USSK, subject to certain conditions, over a period commencing with the acquisition date and ending on December 31, 2010. As of December 31, 2001, USSK had spent $66 million on this capital improvement program.

     The ACQUISITION OF U. S. STEEL KOSICE S.R.O., consisted of cash payments of $14 million in 2001 and net cash payments of $10 million in 2000, which reflected $69 million of cash payments in 2000 less $59 million of cash acquired in the transaction. Two additional payments of $37.5 million each are to be made to VSZ in 2002 and 2003 related to the purchase. The first quarter 2001 acquisition of East Chicago Tin and reorganization of Transtar were noncash transactions.

     INVESTEES -- RETURN OF CAPITAL in 2001 of $13 million reflected a return of capital on an investment in stock of VSZ in which United States Steel holds a 25% interest.

     NET CHANGE IN ATTRIBUTED PORTION OF MARATHON CONSOLIDATED DEBT AND OTHER FINANCINGS was a decrease of $74 million in 2001 compared to an increase of $1,208 million and $147 million in 2000 and 1999, respectively. The decrease in 2001 primarily reflected the net effects of cash provided from operating activities less cash used for investing activities and dividend payments. The increase in 2000 primarily reflected the net effects of cash used in operating activities, including a VEBA contribution, cash used in investing activities, dividend payments and preferred stock repurchases. The increase in 1999 primarily reflected the net effects of cash used in operating and investing activities and dividend payments.

     DIVIDENDS PAID decreased $40 million from year 2000 due to a decrease in the quarterly dividend rate from $0.25 to $0.10 per share paid to USX-U. S. Steel Group common stockholders, effective with the June 2001 payment. After the Separation, United States Steel established an initial quarterly dividend rate of $0.05 per share effective with the March 2002 payment.

Debt Ratings

     As of December 31, 2001, Moody's Investors Service, Inc. assigned a corporate credit rating of Ba3 to United States Steel with negative implications. On January 17, 2002, Standard & Poor's Rating Services Corp. placed the BB corporate credit rating for United States Steel on credit watch with negative implications. Additionally, Moody's and Standard & Poor's have assigned Ba3 and BB, respectively, to United States Steel's senior unsecured debt.

Liquidity

     The following table summarizes United States Steel's contractual obligations and commercial commitments at December 31, 2001, and the effect such obligations and commitments are expected to have on its liquidity and cash flow in future periods.

                                                           PAYMENTS DUE BY PERIOD
                                         -----------------------------------------------------------
                                                  LESS THAN    1-3     4-5    BEYOND        NOT
                                         TOTAL     1 YEAR     YEARS   YEARS   5 YEARS   DETERMINABLE
                                         ------   ---------   -----   -----   -------   ------------
                                                            (DOLLARS IN MILLIONS)
Long-term debt.........................  $1,380     $ 26      $ 40    $ 40    $1,274        $ --
Capital leases.........................     134       14        24      22        74          --
Operating leases.......................     417       74       112      73       158          --
Capital commitments....................     718       --        --      --        --         718
Commitments under lease agreements.....       2        1         1      --        --          --
Environmental commitments..............     138       16        --      --        --         122
Usher Separation bonus.................       3       --         3      --        --          --
Additional consideration for
  USSK purchase........................      75       38        37      --        --          --
                                         ------     ----      ----    ----    ------        ----
     Total contractual cash
       obligations.....................  $2,867     $169      $217    $135    $1,506        $840
                                         ======     ====      ====    ====    ======        ====
Standby letters of credit(a)...........  $    1     $  1      $ --    $ --    $   --        $ --
Surety bonds...........................     255       --        --      --        --         255
Clairton 1314B Partnership.............     150       --        --      --        --         150
Guarantees of indebtedness of
  unconsolidated entities..............      32       --        --      --        32          --
Contingent liabilities:
  -- Marathon obligations..............     359       --        16     191       152          --
  -- Take or pay arrangement...........     105       17        34      34        20          --
                                         ------     ----      ----    ----    ------        ----
     Total commercial commitments......  $  902     $ 18      $ 50    $225    $  204        $405
                                         ======     ====      ====    ====    ======        ====

---------------

(a) Guaranteed by Marathon.

     Contingent lease payments have been excluded from the above table. Contingent lease payments relate to operating lease agreements that include a floating rental charge, which is associated to a variable component. Future contingent lease payments are not determinable to any degree of certainty. Additionally, recorded liabilities related to deferred income taxes, employee benefits and other liabilities that may have an impact on liquidity and cash flow in future periods are excluded from the above table.

     Future minimum commitments for capital leases (including sale-leasebacks accounted for as financings) and for operating leases having remaining noncancelable lease terms in excess of one year are as follows:

                                                               CAPITAL    OPERATING
                                                                LEASES      LEASES
                                                               --------   ----------
                                                               (DOLLARS IN MILLIONS)
2002........................................................     $ 14        $ 92
2003........................................................       13          79
2004........................................................       11          71
2005........................................................       11          46
2006........................................................       11          37
Later years.................................................       74         188
Sublease rentals............................................       --         (96)
                                                                 ----        ----
       Total minimum lease payments.........................      134        $417
                                                                             ====
Less imputed interest costs.................................       44
                                                                 ----
Present value of net minimum lease payments included in
      long-term debt........................................     $ 90
                                                                 ====

     Operating lease rental expense:

                                                              2001    2000    1999
                                                              -----   -----   -----
                                                              (DOLLARS IN MILLIONS)
Minimum rental..............................................  $133    $132    $124
Contingent rental...........................................    18      17      18
Sublease rentals............................................   (17)     (6)     (6)
                                                              ----    ----    ----
       Net rental expense...................................  $134    $143    $136
                                                              ====    ====    ====

     United States Steel leases a wide variety of facilities and equipment under operating leases, including land and building space, office equipment, production facilities and transportation equipment. Most long-term leases include renewal options and, in certain leases, purchase options.

     For a further discussion of liquidity see "Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2002 -- Liquidity."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF ENVIRONMENTAL MATTERS, LITIGATION AND CONTINGENCIES

     United States Steel has incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. In recent years, these expenditures have been mainly for process changes in order to meet Clean Air Act obligations, although ongoing compliance costs have also been significant. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of United States Steel's products and services, operating results will be adversely affected. United States Steel believes that all of its domestic competitors are subject to similar environmental laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities, production processes and the specific products and services it provides. To the extent that competitors are not required to undertake equivalent costs in their operations, the competitive position of United States Steel could be adversely affected.

     USSK is subject to the laws of the Slovak Republic. The environmental laws of the Slovak Republic generally follow the requirements of the European Union, which are comparable to domestic standards. USSK has also entered into an agreement with the Slovak government to bring, over time, its facilities into European Union environmental compliance.

     In addition, United States Steel expects to incur capital and operating expenditures to meet environmental standards under the Slovak Republic's environmental laws for its USSK operation.

     United States Steel's environmental expenditures for the last three years were(a):

                                                              2001    2000    1999
                                                              -----   -----   -----
                                                              (DOLLARS IN MILLIONS)
Domestic:
  Capital...................................................  $  5    $ 18    $ 32
  Compliance
     Operating & maintenance................................   184     194     199
     Remediation(b).........................................    26      18      22
                                                              ----    ----    ----
          Total Domestic....................................  $215    $230    $253
                                                              ====    ====    ====
USSK:
  Capital...................................................  $ 10    $ --    $ --
  Compliance
     Operating & maintenance................................     6      --      --
     Remediation............................................    --      --      --
                                                              ----    ----    ----
          Total USSK........................................  $ 16    $ --    $ --
                                                              ----    ----    ----
          Total United States Steel.........................  $231    $230    $253
                                                              ====    ====    ====

---------------

(a) Based on previously established U.S. Department of Commerce survey guidelines.

(b) These amounts include spending charged against remediation reserves, net of recoveries where permissible, but do not include noncash provisions recorded for environmental remediation.

     United States Steel's environmental capital expenditures accounted for 5%, 7% and 11% of total capital expenditures in 2001, 2000 and 1999, respectively.

     Compliance expenditures represented 3% of United States Steel's total costs and expenses in 2001 and 4% of United States Steel's total costs and expenses in 2000 and 1999. Remediation spending during 1999 to 2001 was mainly related to remediation activities at former and present operating locations. These projects include remediation of contaminated sediments in a river that receives discharges from the Gary Works and the closure of permitted hazardous and non-hazardous waste landfills.

     The Resource Conservation and Recovery Act ("RCRA") establishes standards for the management of solid and hazardous wastes. Besides affecting current waste disposal practices, RCRA also addresses the environmental effects of certain past waste disposal operations, the recycling of wastes and the regulation of storage tanks.

     United States Steel is in the study phase of RCRA corrective action programs at its Fairless Works and its former Geneva Works. A RCRA corrective action program has been initiated at its Gary Works and its Fairfield Works. Until the studies are completed at these facilities, United States Steel is unable to estimate the total cost of remediation activities that will be required.

     United States Steel has been notified that it is a potentially responsible party ("PRP") at nineteen waste sites under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") as of December 31, 2001. In addition, there are thirteen sites related to United States Steel where it has received information requests or other indications that it may be a PRP under CERCLA but where sufficient information is not presently available to confirm the existence of liability or make any judgment as to the amount thereof. There are also 34 additional sites related to United States Steel where remediation is being sought under other environmental statutes, both federal and state, or where private parties are seeking remediation through discussions or litigation. At many of these sites, United States Steel is one of a number of parties involved and the total cost of remediation, as well as United States Steel's share thereof, is frequently dependent upon the outcome of investigations and remedial studies. United States Steel accrues for environmental remediation activities when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. As environmental remediation matters proceed toward ultimate resolution or as additional remediation obligations arise, charges in excess of those previously accrued may be required.

     In October 1996, United States Steel was notified by the Indiana Department of Environmental Management ("IDEM"), acting as lead trustee, that IDEM and the U.S. Department of the Interior had concluded a preliminary investigation of potential injuries to natural resources related to releases of hazardous substances from various municipal and industrial sources along the east branch of the Grand Calumet River and Indiana Harbor Canal. The public trustees completed a pre-assessment screen pursuant to federal regulations and have determined to perform a Natural Resource Damages Assessment. United States Steel was identified as a PRP along with fifteen other companies owning property along the river and harbor canal. United States Steel and eight other PRPs have formed a joint defense group. The trustees notified the public of their plan for assessment and later adopted the plan. In 2000, the trustees concluded their assessment of sediment injuries, which includes a technical review of environmental conditions. The PRP joint defense group has proposed terms for the settlement of this claim, which have been endorsed by representatives of the trustees and the U.S. Environmental Protection Agency ("EPA") to be included in a consent decree that United States Steel expects will resolve this claim.

     In 1998, United States Steel entered into a consent decree with the EPA which resolved alleged violations of the Clean Water Act National Pollution Discharge Elimination System ("NPDES") permit at Gary Works and provides for a sediment remediation project for a section of the Grand Calumet River that runs through Gary Works. Contemporaneously, United States Steel entered into a consent decree with the public trustees, which resolves potential liability for natural resource damages on the same section of the Grand Calumet River. In 1999, United States Steel paid civil penalties of $2.9 million for the alleged water act violations and $0.5 million in natural resource damages assessment costs. In addition, United States Steel will pay the public trustees $1 million at the end of the remediation project for future monitoring costs and United States Steel is obligated to purchase and restore several parcels of property that have been or will be conveyed to the trustees. During the negotiations leading up to the settlement with EPA, capital improvements were made to upgrade plant systems to comply with the NPDES requirements. As of December 31, 2001, the sediment remediation project is an approved final interim measure under the corrective action program for Gary Works and is expected to cost approximately $35.2 million over the next five years. Estimated remediation and monitoring costs for this project have been accrued.

     At the former Duluth Works in Minnesota, United States Steel spent a total of approximately $11.4 million through 2001. The Duluth Works was listed by the Minnesota Pollution Control Agency under the Minnesota Environmental Response and Liability Act on its Permanent List of Priorities. The EPA has consolidated and included the Duluth Works site with the other sites on the EPA's National Priorities List. The Duluth Works cleanup has proceeded since 1989. United States Steel is conducting an engineering study of the estuary sediments. Depending upon the method and extent of remediation at this site, future costs are presently unknown and indeterminable.

     In 1997, USS/Kobe, a joint venture between United States Steel and Kobe Steel, Ltd. ("Kobe"), was the subject of a multi-media audit by the EPA that included an air, water and hazardous waste compliance review. USS/Kobe and the EPA entered into a tolling agreement pending issuance of the final audit and commenced settlement negotiations in July 1999. In August 1999, the steelmaking and bar producing operations of USS/Kobe were combined with companies controlled by Blackstone Capital Partners II to form Republic. The tubular operations of USS/Kobe were transferred to a newly formed entity, Lorain Tubular Company, LLC ("Lorain Tubular"), which operated as a joint venture between United States Steel and Kobe until December 31, 1999, when United States Steel purchased all of Kobe's interest in Lorain Tubular. Republic and United States Steel are continuing negotiations with the EPA. Most of the matters raised by the EPA relate to Republic's facilities; however, air discharges from United States Steel's #3 seamless pipe mill have also been cited. United States Steel will be responsible for matters relating to its facilities. The final report and citations from the EPA have not been issued.

     In 1987, United States Steel and the Pennsylvania Department of Environmental Resources ("PADER") entered into a Consent Order to resolve an incident in January 1985 involving the alleged unauthorized discharge of benzene and other organic pollutants from Clairton Works in Clairton, Pa. That Consent Order required United States Steel to pay a penalty of $50,000 and a monthly payment of $2,500 for five years. In 1990, United States Steel and the PADER reached agreement to amend the Consent Order. Under the amended Order, United States Steel agreed to remediate the Peters Creek Lagoon (a former coke plant waste disposal site); to pay a penalty of $300,000; and to pay a monthly penalty of up to $1,500 each month until the former disposal site is closed. Remediation costs have amounted to $9.9 million with another $1.1 million presently projected to complete the project.

     In 1988, United States Steel and three other PRPs agreed to the issuance of an administrative order by the EPA to undertake emergency removal work at the Municipal & Industrial Disposal Co. site in Elizabeth Township, Pa. The cost of such removal, which has been completed, was approximately $4.2 million, of which United States Steel paid $3.4 million. The EPA indicated that further remediation of this site would be required. In October 1991, the PADER placed the site on the Pennsylvania State Superfund list and began a Remedial Investigation ("RI"), which was issued in 1997. United States Steel's share of any final allocation formula for cleanup of the entire site was never determined; however, based on presently available information, United States Steel may have been responsible for as much as 70% of the waste material deposited at the site. The Pennsylvania Department of Environmental Protection ("PADEP"), formerly PADER, issued its Final Feasibility Study Report for the entire site in August 2001. The report identifies and evaluates feasible remedial alternatives and selects three preferred alternatives. These alternatives are estimated to cost from $17 million to $20 million. Consultants for United States Steel have concluded that a less costly alternative should be employed at the site, which is estimated to cost $5.5 million. Based on the allocation of liability that has been recognized for past site cleanup activities, the United States Steel share of costs for this remedy would be approximately $3.7 million. United States Steel is in the process of negotiating a consent decree with PADEP. United States Steel has submitted a conceptual remediation plan, which PADEP has approved. United States Steel will be submitting a remedial design plan based on the remediation plan. PADEP is also seeking reimbursement for approximately $2 million in costs. United States Steel could potentially be held responsible for an undetermined share of those costs.

     In September 2001, United States Steel agreed to an Administrative Order on Consent with the State of North Carolina for the assessment and cleanup of a Greensboro, N.C. fertilizer manufacturing site. The site was owned by Armour Agriculture Chemical Company (now named Viad) from 1912 to 1968. United States Steel owned the site from 1968 to 1986 and sold the site to LaRoche Industries in 1986. The agreed order allocated responsibility for assessment and cleanup costs as follows: Viad -- 48%, United States Steel -- 26% and LaRoche -- 26%; and LaRoche was appointed to be the lead party responsible for conducting the cleanup. In March 2001, United States Steel was notified that LaRoche had filed for protection under the bankruptcy law. On August 23, 2001, the allocation of responsibility for this site assessment and cleanup and the cost allocation was approved by the bankruptcy court in the LaRoche bankruptcy. The estimated remediation costs are $4.4 million to $5.7 million. United States Steel's estimated share of these costs is $1.6 million.

     New or expanded environmental requirements, which could increase United States Steel's environmental costs, may arise in the future. United States Steel intends to comply with all legal requirements regarding the environment, but since many of them are not fixed or presently determinable (even under existing legislation) and may be affected by future legislation, it is not possible to predict accurately the ultimate cost of compliance, including remediation costs which may be incurred and penalties which may be imposed. However, based on presently available information, and existing laws and regulations as currently implemented, United States Steel does not anticipate that environmental compliance expenditures (including operating and maintenance and remediation) will materially increase in 2002. United States Steel's environmental capital expenditures are expected to be approximately $28 million in 2002 primarily related to projects at Gary Works and at USSK (approximately $8 million). Predictions beyond 2002 can only be broad-based estimates, which have varied, and will continue to vary, due to the ongoing evolution of specific regulatory requirements, the possible imposition of more stringent requirements and the availability of new technologies to remediate sites, among other matters. Based upon currently identified projects, United States Steel anticipates that environmental capital expenditures will be approximately $49 million in 2003 including $17 million for USSK; however, actual expenditures may vary as the number and scope of environmental projects are revised as a result of improved technology or changes in regulatory requirements and could increase if additional projects are identified or additional requirements are imposed.

     United States Steel is a defendant in a large number of cases in which approximately 18,000 claimants allege injury resulting from exposure to asbestos. Nearly all of these cases involve multiple defendants. These claims fall into three major groups: (1) claims made under certain federal and general maritime laws by employees of the Great Lakes Fleet or Intercoastal Fleet, former operations of United States Steel; (2) claims made by persons who performed work at United States Steel facilities; and (3) claims made by industrial workers allegedly exposed to an electrical cable product formerly manufactured by United States Steel. To date all actions resolved have been either dismissed or resolved for immaterial amounts. In 2001, United States Steel disposed of claims from approximately 11,300 claimants with aggregate total payments of less than $200,000 and approximately 10,000 new claims were filed. It is not possible to predict with certainty the outcome of these matters; however, based upon present knowledge, management believes that it is unlikely that the resolution of the remaining actions will have a material adverse effect on our financial condition. Among the factors that management considered in reaching this conclusion are: (1) that United States Steel has been subject to a total of approximately 32,000 asbestos claims over the last twelve years that have been administratively dismissed due to the failure of the claimants to present any medical evidence supporting their claims, (2) that over the last several years the total number of pending claims has remained steady,
(3) that it has been many years since United States Steel employed maritime workers or manufactured electrical cable and (4) United States Steel's history of trial outcomes, settlements and dismissals. This statement of belief is a forward-looking statement. Predictions as to the outcome of pending litigation are subject to substantial uncertainties with respect to (among other things) factual and judicial determinations, and actual results could differ materially from those expressed in this forward-looking statement.

     United States Steel is the subject of, or a party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters, including laws and regulations relating to the environment. The ultimate resolution of these contingencies could, individually or in the aggregate, be material to the United States Steel Financial Statements. However, management believes that United States Steel will remain a viable and competitive enterprise even though it is possible that these contingencies could be resolved unfavorably to United States Steel.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Management Opinion Concerning Derivative Instruments

     United States Steel uses commodity-based and foreign currency derivative instruments to manage its price risk. Management has authorized the use of futures, forwards, swaps and options to manage exposure to price fluctuations related to the purchase of natural gas, heating oil and nonferrous metals and also certain business transactions denominated in foreign currencies. Derivative instruments used for trading and other activities are marked-to-market and the resulting gains or losses are recognized in the current period in income from operations. While United States Steel's risk management activities generally reduce market risk exposure due to unfavorable commodity price changes for raw material purchases and products sold, such activities can also encompass strategies that assume price risk.

     Management believes that the use of derivative instruments, along with risk assessment procedures and internal controls, does not expose United States Steel to material risk. The use of derivative instruments could materially affect United States Steel's results of operations in particular quarterly or annual periods. However, management believes that use of these instruments will not have a material adverse effect on financial position or liquidity.

Commodity Price Risk and Related Risks

     In the normal course of its business, United States Steel is exposed to market risk or price fluctuations related to the purchase, production or sale of steel products. To a lesser extent, United States Steel is exposed to price risk related to the purchase, production or sale of coal and coke and the purchase of natural gas, steel scrap, iron ore and pellets, and certain nonferrous metals used as raw materials.

     United States Steel's market risk strategy has generally been to obtain competitive prices for its products and services and allow operating results to reflect market price movements dictated by supply and demand. However, United States Steel uses derivative commodity instruments (primarily over-the-counter commodity swaps) to manage exposure to fluctuations in the purchase price of natural gas, heating oil and certain nonferrous metals. The use of these instruments has not been significant in relation to United States Steel's overall business activity.

     Sensitivity analyses of the incremental effects on pretax income of hypothetical 10% and 25% decreases in commodity prices for open derivative commodity instruments as of December 31, 2001, and December 31, 2000, are provided in the following table.

                                                               INCREMENTAL DECREASE IN
                                                              PRETAX INCOME ASSUMING A
                                                                 HYPOTHETICAL PRICE
                                                                   DECREASE OF(a)
                                                              -------------------------
                                                                 2001          2000
                                                              -----------   -----------
           COMMODITY-BASED DERIVATIVE INSTRUMENTS             10%    25%    10%    25%
           --------------------------------------             -----------   -----------
                                                                (DOLLARS IN MILLIONS)
Zinc........................................................  $3.5   $8.9   $1.5   $3.8
Tin.........................................................   0.2    0.6    0.2    0.6

---------------

(a) With the adoption of SFAS No. 133, the definition of a derivative instrument has been expanded to include certain fixed price physical commodity contracts. Such instruments are included in the above table. Amounts reflect the estimated incremental effect on pretax income of hypothetical 10% and 25% decreases in closing commodity prices for each open contract position at December 31, 2001, and December 31, 2000. Management evaluates the portfolio of derivative commodity instruments on an ongoing basis and adjusts strategies to reflect anticipated market conditions, changes in risk profiles and overall business objectives. Changes to the portfolio subsequent to December 31, 2001, may cause future pretax income effects to differ from those presented in the table.

     United States Steel uses OTC commodity swaps to manage exposure to market risk related to the purchase of natural gas, heating oil and certain nonferrous metals. United States Steel recorded net pretax other than trading activity losses of $13 million in 2001, gains of $2 million in 2000 and losses of $3 million in 1999. These gains and losses were offset by changes in the realized prices of the underlying hedged commodities.

Interest Rate Risk

     United States Steel is subject to the effects of interest rate fluctuations on certain of its non-derivative financial instruments. A sensitivity analysis of the projected incremental effect of a hypothetical 10% decrease in year-end 2001 and 2000 interest rates on the fair value of United States Steel's non-derivative financial instruments is provided in the following table:

                                                                    AS OF DECEMBER 31,
                                                        -------------------------------------------
                                                                2001                   2000
                                                        --------------------   --------------------
                                                                 INCREMENTAL            INCREMENTAL
                                                                 INCREASE IN            INCREASE IN
                                                         FAIR       FAIR        FAIR       FAIR
       NON-DERIVATIVE FINANCIAL INSTRUMENTS(A)          VALUE     VALUE(b)     VALUE     VALUE(b)
       ---------------------------------------          ------   -----------   ------   -----------
                                                                   (DOLLARS IN MILLIONS)
Financial assets:
  Investments and long-term receivables...............  $   42       $--       $  137       $--
                                                        ======       ===       ======       ===
Financial liabilities
  Long-term debt(c)(d)................................  $1,122       $79       $2,375       $80
  Preferred stock of subsidiary.......................      --        --           63         5
  USX obligated mandatorily redeemable convertible
     preferred securities of a subsidiary trust.......      --        --          119        10
                                                        ------       ---       ------       ---
          Total liabilities...........................  $1,122       $79       $2,557       $95
                                                        ======       ===       ======       ===

---------------

(a) Fair values of cash and cash equivalents, receivables, notes payable, accounts payable and accrued interest approximate carrying value and are relatively insensitive to changes in interest rates due to the short-term maturity of the instruments. Accordingly, these instruments are excluded from the table.

(b) Reflects, by class of financial instrument, the estimated incremental effect of a hypothetical 10% decrease in interest rates at December 31, 2001, and December 31, 2000, on the fair value of United States Steel's non-derivative financial instruments. For financial liabilities, this assumes a 10% decrease in the weighted average yield to maturity of United States Steel's long-term debt at December 31, 2001, and December 31, 2000.

(c) Includes amounts due within one year.

(d) Fair value was based on market prices where available, or current borrowing rates for financings with similar terms and maturities.

     At December 31, 2001, United States Steel's portfolio of long-term debt was comprised primarily of fixed-rate instruments. Therefore, the fair value of the portfolio is relatively sensitive to effects of interest rate fluctuations. This sensitivity is illustrated by the $79 million increase in the fair value of long-term debt assuming a hypothetical 10% decrease in interest rates. However, United States Steel's sensitivity to interest rate declines and corresponding increases in the fair value of its debt portfolio would unfavorably affect United States Steel's results and cash flows only to the extent that United States Steel elected to repurchase or otherwise retire all or a portion of its fixed-rate debt portfolio at prices above carrying value.

Foreign Currency Exchange Rate Risk

     United States Steel is subject to the risk of price fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures and existing assets or liabilities denominated in currencies other than U.S. dollars, in particular the euro and Slovak koruna. United States Steel has not generally used derivative instruments to manage this risk. However, United States Steel has made limited use of forward currency contracts to manage exposure to certain currency price fluctuations. At December 31, 2001, United States Steel had no open forward currency contracts. In November 2001, the month in which United States Steel had the most foreign currency exchange maturities, total notional maturities were $19.4 million.

Equity Price Risk

     United States Steel is subject to equity price risk and market liquidity risk related to its investment in VSZ, a.s., the former parent of U. S. Steel Kosice, s.r.o. These risks are not readily quantifiable for several reasons, including the absence of a readily determinable fair value as determined under U.S. generally accepted accounting principles.

Safe Harbor

     United States Steel's quantitative and qualitative disclosures about market risk include forward-looking statements with respect to management's opinion about risks associated with United States Steel's use of derivative instruments. These statements are based on certain assumptions with respect to market prices and industry supply of and demand for steel products and certain raw materials. To the extent that these assumptions prove to be inaccurate, future outcomes with respect to United States Steel's hedging programs may differ materially from those discussed in the forward-looking statements.

OUTLOOK FOR 2002

     For a discussion of our outlook see "Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2002 -- Outlook."

ACCOUNTING STANDARDS

     Effective January 1, 2001, United States Steel adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended by SFAS Nos. 137 and 138. This Statement, as amended, requires recognition of all derivatives at fair value as either assets or liabilities. Changes in fair value will be reflected in current period net income or other comprehensive income depending on the designation of the derivative instrument. A cumulative effect adjustment relating to the adoption of SFAS No. 133 was recognized in other comprehensive income. The cumulative effect adjustment relates only to deferred gains or losses for hedge transactions as of December 31, 2000. The effect of adoption of SFAS No. 133 was less than $1 million, net of tax.

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") and No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). The adoption of SFAS No. 141 and SFAS No. 142 on January 1, 2002 did not have a material impact on the results of operations or financial position of United States Steel.

     SFAS No. 143 establishes a new accounting model for the recognition and measurement of retirement obligations associated with tangible long-lived assets. SFAS No. 143 requires that an asset retirement obligation should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. United States Steel will adopt the Statement effective January 1, 2003. The transition adjustment resulting from the adoption of SFAS No. 143 will be reported as a cumulative effect of a change in accounting principle. At this time, United States Steel has not completed its assessment of the effect of the adoption of this Statement on either its financial position or results of operations.

     In August 2001, the FASB approved SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). This Statement establishes a single accounting model for long-lived assets to be disposed of by sale and provides additional implementation guidance for assets to be held and used and assets to be disposed of other than by sale. United States Steel adopted SFAS No. 144 effective January 1, 2002. There was no financial statement implication related to the adoption of SFAS No. 144, and the guidance will be applied on a prospective basis.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2002

     Effective with the first quarter of 2002, following the separation from Marathon Oil Corporation ("Marathon"), formerly USX Corporation (the "Separation"), United States Steel established a new internal financial reporting structure, which resulted in a change in reportable segments. In addition, United States Steel revised the presentation of several items of income and expense within income (loss) from reportable segments. Net pension credits, costs related to former businesses and administrative expenses previously not reported at the segment level are now directly charged or allocated to the reportable segments and other businesses. Reported results for the first quarter of 2001 have been conformed to the current year presentation.

     United States Steel now has three reportable operating segments:
Flat-rolled Products ("Flat-rolled"), Tubular Products ("Tubular"), and U. S. Steel Kosice ("USSK").

     The Flat-rolled segment includes the operating results of United States Steel's domestic integrated steel mills and equity investees involved in the production of sheet, plate and tin mill products. These operations are principally located in the United States and primarily serve customers in the transportation (including automotive), appliance, service center, converter, container, industrial, and construction markets.

     The Tubular segment includes the operating results of United States Steel's domestic tubular production facilities and an equity investee involved in the production of tubular goods. These operations produce and sell both seamless and electric resistance weld tubular products and primarily serve customers in the oil, gas and petrochemicals markets.

     The composition of the USSK segment is unchanged from prior periods and includes the operating results of United States Steel's integrated steel mill located in the Slovak Republic, a production facility in Germany, and equity investees, primarily located in Central Europe. These operations produce and sell sheet, plate, tin, tubular, precision tube and specialty steel products, as well as coke. USSK primarily serves customers in the Central European construction, appliance, transportation (including automotive), service center, container, and oil, gas and petrochemicals markets.

     All other United States Steel businesses not included in reportable segments are reflected in Other Businesses. These businesses are involved in the production and sale of coal, coke and taconite pellets; transportation services; steel mill products distribution ("Straightline"); the management of mineral resources; the management and development of real estate; and engineering and consulting services.

     Certain sections of Management's Discussion and Analysis include forward-looking statements concerning trends or events potentially affecting the businesses of United States Steel. These statements typically contain words such as "anticipates," "believes," "estimates," "expects," "intends" or similar words indicating that future outcomes are uncertain. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors that could cause future outcomes to differ materially from those set forth in forward-looking statements. For additional risk factors affecting the businesses of United States Steel, see Supplementary Data -- Disclosures About Forward-Looking Statements in the United States Steel Annual Report on Form 10-K for the year ended December 31, 2001.

RESULTS OF OPERATIONS

     REVENUES AND OTHER INCOME decreased by $130 million in the first quarter of 2002 compared with the same period in 2001. The decrease primarily reflected lower average realized prices for domestic sheet and tubular products; lower average realized prices for USSK; reduced domestic tubular, plate and coke shipments; and lower income from investees which, in the first quarter of 2001, included the gain on the Transtar reorganization. These declines were partially offset by increased domestic sheet shipments and the absence of the receivables impairment, which was included in the first quarter of 2001.

     INCOME (LOSS) FROM OPERATIONS for United States Steel for the first quarter of 2002 and 2001 is set forth in the following table:

                                                              FIRST QUARTER
                                                                  ENDED
                                                                MARCH 31,
                                                              --------------
                                                              2002     2001
                                                              -----   ------
                                                               (DOLLARS IN
                                                                MILLIONS)
Flat-rolled.................................................  $(71)   $(136)
Tubular.....................................................     2       25
USSK........................................................    (1)      41
                                                              ----    -----
       Total loss from reportable segments..................   (70)     (70)
Other Businesses:
  Coal, Coke and Iron Ore...................................   (16)     (35)
  Straightline..............................................    (7)      --
  All other.................................................    12        8
                                                              ----    -----
       Loss from operations before special items............   (81)     (97)
Special Items:
  Costs related to Fairless shutdown........................    (1)      --
  Insurance recoveries related to USS-POSCO fire............    12       --
  Reversal of litigation accrual............................     9       --
  Gain on Transtar reorganization...........................    --       70
  Asset impairments -- receivables..........................    --      (74)
                                                              ----    -----
       Total loss from operations...........................  $(61)   $(101)
                                                              ====    =====

SEGMENT LOSS FOR FLAT-ROLLED

     Segment loss for Flat-rolled was $71 million in the first quarter of 2002, compared with a loss of $136 million in the first quarter of 2001. The decreased loss is primarily due to lower energy costs, lower costs per ton from improved operating efficiencies and higher flat-rolled shipments, partially offset by lower average realized flat-rolled steel prices.

SEGMENT INCOME FOR TUBULAR

     Segment income for Tubular was $2 million in the first quarter of 2002, a decline of $23 million compared with the first quarter of 2001, primarily due to lower average tubular shipments and realized prices, and a continuing surge of imports of these products which are not covered by the recent Section 201 action.

SEGMENT INCOME (LOSS) FOR USSK

     Segment loss for USSK was $1 million in the first quarter of 2002, compared with income of $41 million in the first quarter of 2001. The change is primarily due to lower average realized steel prices and delays in restarting operations following a blast furnace outage in January 2002.

INCOME (LOSS) FOR OTHER BUSINESSES

     Loss for Other Businesses in the first quarter of 2002 was $11 million, compared with a loss of $27 million in the first quarter of 2001. The improvement is primarily due to higher income from iron ore operations as a result of higher shipment levels and lower energy costs.

SPECIAL ITEMS:

     COSTS RELATED TO FAIRLESS SHUTDOWN resulted from the permanent shutdown of the cold-rolling and tin mill facilities at Fairless Works in the fourth quarter of 2001.

     INSURANCE RECOVERIES RELATED TO USS-POSCO FIRE represent United States Steel's share of insurance recoveries in excess of facility repair costs for the cold-rolling mill fire at USS-POSCO in 2001.

     REVERSAL OF LITIGATION ACCRUAL represents the reversal in the first quarter of 2002 of a prior litigation accrual as a result of a final court ruling in United States Steel's favor.

     GAIN ON TRANSTAR REORGANIZATION represents United States Steel's share of the gain recognized in the first quarter of 2001.

     ASSET IMPAIRMENTS - RECEIVABLES were for charges in the first quarter of 2001 related to receivables exposure from financially distressed steel companies, primarily Republic.

     NET INTEREST AND OTHER FINANCIAL COSTS increased $46 million in the first quarter of 2002 compared with the same period in 2001. Last year's first quarter included a favorable adjustment to interest of $67 million that was related to prior years' taxes. Excluding this favorable adjustment, net interest and other financial costs in the first quarter of 2002 decreased $21 million from the first quarter of 2001 primarily due to a lower average debt level following the December 31, 2001 value transfer of $900 million from Marathon.

     The CREDIT FOR INCOME TAXES in the first quarter 2002 was $12 million compared with $98 million in the first quarter of 2001. The credit for income taxes in the first quarter of 2002 reflected a tax benefit for pretax losses at the estimated annual effective tax rate of approximately 13%. As a result of Slovak Republic laws regarding tax credits and management's intention to permanently reinvest earnings in foreign operations, virtually no income tax provision is recorded for USSK income. In the first quarter of 2001, effective tax rates were applied to United States Steel's domestic and foreign operations separately. As a result, the credit for income taxes reflected an estimated annual effective tax rate of approximately 30% for United States Steel's domestic operations, and virtually no tax provision for USSK income. The tax credit in the first quarter of 2001 also included a $33 million deferred tax benefit associated with the Transtar reorganization and an unfavorable adjustment of $15 million primarily related to the settlement of prior years' taxes.

     NET INCOME decreased $92 million in the first quarter of 2002, compared to the same period in 2001, primarily reflecting the factors discussed above.

OPERATING STATISTICS

     Flat-rolled shipments of 2.3 million tons for the first quarter of 2002 increased about 9% from the first quarter 2001 and 15% from the fourth quarter of 2001. Tubular shipments of 188,000 tons for the first quarter of 2002 decreased about 36% from the same period in 2001 and improved approximately 5% from the fourth quarter of 2001. At USSK, first quarter 2002 shipments of 756,000 tons were about the same as in the first quarter of 2001 and down approximately 13% from the fourth quarter of 2001.

     Raw steel capability utilization for domestic facilities and USSK in the first quarter of 2002 averaged 92.1% and 74.4%, respectively, compared with 83.1% and 77.2% in the first quarter of 2001 and 67.0% and 66.4% in the fourth quarter of 2001.

BALANCE SHEET

     CASH AND CASH EQUIVALENTS at March 31, 2002 decreased $90 million from year-end 2001 primarily due to capital expenditures and payment of a $54 million cash settlement in accordance with the terms of the Separation, partially offset by cash generated from common stock issued and from operating activities, which included $200 million from the sale of accounts receivable under the Receivables Purchase Agreement.

CASH FLOW

     NET CASH PROVIDED FROM OPERATING ACTIVITIES decreased $231 million in the first quarter of 2002, compared with the first quarter of 2001. The decrease was due primarily to less favorable working capital changes and a net loss of $83 million in the first quarter of 2002 versus net income of $9 million in the first quarter of 2001. Working capital changes in the first quarter of 2002 were an unfavorable $104 million excluding the receipt of $200 million in cash for the sale of accounts receivable under the Receivables

Purchase Agreement. This was primarily caused by increased production and sales levels, particularly in the latter half of the first quarter of 2002, which resulted in increases in receivables, inventory, and payables. Working capital changes in the 2001 period included the effects of a favorable income tax settlement of $364 million with Marathon arising from tax benefits generated by United States Steel in 2000, partially offset by the unfavorable impact of accruals in the first quarter of 2001 for income tax benefits relating to 2001. Working capital changes in 2001 also reflect the impacts of an increase in the allowance for doubtful accounts due to the impairment of receivables from Republic.

     CAPITAL EXPENDITURES in the first quarter of 2002 were $56 million, compared with $37 million in the same period in 2001. The increase was primarily due to the new quench and temper line project at Lorain Tubular and various projects at USSK, including the upgrade of the No. 1 Pushing Furnace, the Vacuum Degassing Facility, and the Sinter Plant Dedusting project.

     Contract commitments for capital expenditures at March 31, 2002, totaled $90 million, compared with $84 million at December 31, 2001.

     NET CHANGE IN ATTRIBUTED PORTION OF MARATHON CONSOLIDATED DEBT AND OTHER FINANCIAL OBLIGATIONS reflects a decrease of $226 million in the first quarter of 2001 in the amount of debt and other financial obligations attributed to United States Steel by Marathon. Prior to the Separation, debt and certain other financial obligations that were centrally managed by Marathon were attributed to United States Steel based on United States Steel's cash flows and capital structure. The decrease of $226 million was primarily due to United States Steel's positive cash provided from operations, which included the $364 million year 2000 tax settlement with Marathon, partially offset by cash used for capital expenditures and dividend payments.

     SETTLEMENT WITH MARATHON in the first quarter of 2002 reflected a $54 million cash payment made in accordance with the Separation.

     COMMON STOCK ISSUED in the first quarter of 2002 reflects proceeds from stock purchases made by the United States Steel Corporation Savings Fund Plan for Salaried Employees and purchases through the Dividend Reinvestment and Direct Stock Purchase Plan.

     DIVIDENDS PAID in the first quarter of 2002 were $4 million, reflecting the initial quarterly dividend rate of five cents per share established by United States Steel after the Separation. Dividends paid in the first quarter of 2001 resulted from a quarterly dividend rate of $0.25 per share paid to USX-U. S. Steel Group common shareholders and quarterly dividends on the 6.50% Cumulative Convertible Preferred Stock outstanding in 2001 that was retired by Marathon as part of the Separation.

LIQUIDITY

     In November 2001, United States Steel entered into a five-year Receivables Purchase Agreement with financial institutions. United States Steel established a wholly owned subsidiary, United States Steel Receivables LLC, which is a special-purpose, bankruptcy-remote entity that acquires, on a daily basis, eligible trade receivables generated by United States Steel and certain of its subsidiaries. Fundings under the facility are limited to the lesser of eligible receivables or $400 million. As of April 30, 2002, United States Steel had $344 million of eligible receivables, of which $240 million were sold, primarily to fund working capital needs based on increased operating rates.

     In addition, United States Steel entered into a three-year revolving credit facility expiring December 31, 2004, that provides for borrowings of up to $400 million secured by all domestic inventory and related assets ("Inventory Facility"), including receivables other than those sold under the Receivables Purchase Agreement. As of April 30, 2002, $262 million was available to United States Steel under the Inventory Facility.

     USSK has bank credit facilities aggregating $50 million. At April 30, 2002, $49 million was available under these facilities.

     United States Steel currently has Senior Notes outstanding in the aggregate principal amount of $535 million. The Senior Notes impose significant restrictions on United States Steel such as the following: restrictions on payments of dividends; limits on additional borrowings, including limiting the amount of borrowings secured by inventories or accounts receivable; limits on sale/leasebacks; limits on the use of funds from asset sales and sale of the stock of subsidiaries; and restrictions on our ability to invest in joint ventures or make certain acquisitions. The Inventory Facility imposes additional restrictions on United States Steel including the following: effective September 30, 2002, United States Steel must meet an interest expense coverage ratio of at least 2 to 1 through March 30, 2003 and 2.5 to 1 thereafter and a debt to EBITDA leverage ratio of no more than 6 to 1 through December 30, 2002, 5.5 to 1 through March 30, 2003, 5 to 1 through June 29, 2003, 4.5 to 1 through September 29, 2003, 4 to 1 through March 30, 2004 and 3.75 to 1 thereafter; limitations on capital expenditures; and restrictions on investments. If these covenants are breached or if we fail to make payments under our material debt obligations or the Receivables Purchase Agreement, creditors would be able to terminate their commitments to make further loans, declare their outstanding obligations immediately due and payable and foreclose on any collateral, and it may also cause termination events to occur under the Receivables Purchase Agreement and a default under the Senior Notes. Additional indebtedness that United States Steel may incur in the future may also contain similar covenants, as well as other restrictive provisions. Cross-default and cross-acceleration clauses in the Receivables Purchase Agreement, the Inventory Facility, the Senior Notes and any future additional indebtedness could have an adverse effect upon our financial position and liquidity.

     United States Steel has utilized surety bonds to provide financial assurance for certain transactions and business activities. The total amount of active surety bonds currently being used for financial assurance purposes is approximately $255 million. Recent events have caused major changes in the surety bond market including significant increases in surety bond premiums. These factors, together with our non-investment grade credit rating, have caused United States Steel to replace some surety bonds with other forms of financial assurance, and may require it to provide some form of collateral to the surety bond providers in order to keep bonds in place. The other forms of financial assurance or collateral could include financial instruments that are supported by either the Receivables Purchase Agreement or Inventory Facility. The use of these types of financial instruments for financial assurance and collateral will have a negative impact on liquidity. During the second quarter of 2002, United States Steel management expects approximately $100 million of liquidity sources to be used to provide financial assurance.

     United States Steel is contingently liable for debt and other obligations of Marathon in the amount of $344 million as of March 31, 2002. Marathon is not limited by agreement with United States Steel as to the amount of indebtedness that it may incur. In the event of the bankruptcy of Marathon, these obligations for which United States Steel is contingently liable, as well as obligations relating to Industrial Development and Environmental Improvement Bonds and Notes that were assumed by United States Steel from Marathon, may be declared immediately due and payable. If that occurs, United States Steel may not be able to satisfy such obligations. In addition, if Marathon loses its investment grade ratings, certain of these obligations will be considered indebtedness under the Senior Notes indenture and for covenant calculations under the Inventory Facility. This occurrence could prevent United States Steel from incurring additional indebtedness under the Senior Notes or may cause a default under the Inventory Facility.

     United States Steel is the sole general partner of and owns a 10% equity interest in Clairton 1314B Partnership, L.P. As general partner, United States Steel is responsible for operating and selling coke and by-products from the partnership's three coke batteries located at United States Steel's Clairton Works. United States Steel's share of profits and losses is currently 1.75%, except for United States Steel's share of depreciation and amortization, which is 45.75%. Beginning in 2003, United States Steel's share of all profits and losses will increase to 45.75%. The partnership at times has operating cash shortfalls after payments of distributions to the partners that are funded with loans from United States Steel. As of March 31, 2002, the partnership owed United States Steel $6 million, which was repaid in April 2002. United States Steel may dissolve the partnership under certain circumstances including if it is required to make equity investments or loans in excess of $150 million to fund such shortfalls.

     The following table summarizes United States Steel's liquidity as of March 31, 2002:

                                                               (DOLLARS IN MILLIONS)
                                                               ---------------------
Cash and cash equivalents...................................           $ 57
Amount available under Receivables Purchase Agreement.......            134
Amount available under Inventory Facility...................            256
Amounts available under USSK credit facilities..............             49
                                                                       ----
  Total estimated liquidity.................................           $496
                                                                       ====

     United States Steel management believes that our liquidity will be adequate to satisfy our obligations for the foreseeable future, including obligations to complete currently authorized capital spending programs. Future requirements for United States Steel's business needs, including the funding of capital expenditures, debt service for outstanding financings, and any amounts that may ultimately be paid in connection with contingencies, are expected to be financed by a combination of internally generated funds, proceeds from the sale of stock, borrowings and other external financing sources. However, there is no assurance that our business will generate sufficient operating cash flow or that external financing sources will be available in an amount sufficient to enable us to service or refinance our indebtedness or to fund other liquidity needs. If there is a prolonged delay in the recovery of the manufacturing sector of the U.S. economy, United States Steel believes that it can maintain adequate liquidity through a combination of deferral of nonessential capital spending, sales of non-strategic assets and other cash conservation measures.

     United States Steel management's opinion concerning liquidity and United States Steel's ability to avail itself in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include the performance of United States Steel (as measured by various factors including cash provided from operating activities), levels of inventories and accounts receivable, the state of worldwide debt and equity markets, investor perceptions and expectations of past and future performance, the overall U.S. financial climate, and, in particular, with respect to borrowings, the levels of United States Steel's outstanding debt and credit ratings by rating agencies.

ENVIRONMENTAL MATTERS, LITIGATION AND CONTINGENCIES

     United States Steel has incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. In recent years, these expenditures have been mainly for process changes in order to meet Clean Air Act obligations, although ongoing compliance costs have also been significant. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of United States Steel's products and services, operating results will be adversely affected. United States Steel believes that all of its domestic competitors are subject to similar environmental laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities, production processes and the specific products and services it provides. To the extent that competitors are not required to undertake equivalent costs in their operations, the competitive position of United States Steel could be adversely affected.

     USSK is subject to the laws of the Slovak Republic. The environmental laws of the Slovak Republic generally follow the requirements of the European Union, which are comparable to domestic standards. USSK has also entered into an agreement with the Slovak government to bring, over time, its facilities into European Union environmental compliance.

     In addition, United States Steel expects to incur capital and operating expenditures to meet environmental standards under the Slovak Republic's environmental laws for its USSK operation.

     United States Steel has been notified that it is a potentially responsible party ("PRP") at twenty waste sites under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") as of

March 31, 2002. In addition, there are thirteen sites related to United States Steel where it has received information requests or other indications that it may be a PRP under CERCLA but where sufficient information is not presently available to confirm the existence of liability or make any judgment as to the amount thereof. There are also 35 additional sites related to United States Steel where remediation is being sought under other environmental statutes, both federal and state, or where private parties are seeking remediation through discussions or litigation. At many of these sites, United States Steel is one of a number of parties involved and the total cost of remediation, as well as United States Steel's share thereof, is frequently dependent upon the outcome of investigations and remedial studies. United States Steel accrues for environmental remediation activities when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. As environmental remediation matters proceed toward ultimate resolution or as additional remediation obligations arise, charges in excess of those previously accrued may be required.

     In 1998, United States Steel entered into a consent decree with the EPA which resolved alleged violations of the Clean Water Act National Pollution Discharge Elimination System ("NPDES") permit at Gary Works and provides for a sediment remediation project for a section of the Grand Calumet River that runs through Gary Works. Contemporaneously, United States Steel entered into a consent decree with the public trustees, which resolves potential liability for natural resource damages on the same section of the Grand Calumet River. In 1999, United States Steel paid civil penalties of $2.9 million for the alleged water act violations and $0.5 million in natural resource damages assessment costs. In addition, United States Steel will pay the public trustees $1 million at the end of the remediation project for future monitoring costs and United States Steel is obligated to purchase and restore several parcels of property that have been or will be conveyed to the trustees. During the negotiations leading up to the settlement with EPA, capital improvements were made to upgrade plant systems to comply with the NPDES requirements. The sediment remediation project is an approved final interim measure under the corrective action program for Gary Works. As of March 31, 2002, project costs have amounted to $6 million with another $32.4 million presently projected to complete the project, over the next two years. Estimated remediation and monitoring costs for this project have been accrued. Construction began in January on a Corrective Action Management Unit ("CAMU") to contain the dredged material on company property north of the river between Bridge Street and the former American Juice factory. Removal of PCB-contaminated sediment will start in October at the river's headwaters.

     At Gary Works, United States Steel has agreed to close three hazardous waste disposal sites located on plant property. The D2 disposal site and a nearby refuse area will be closed collectively. A CAMU for the West End Maintenance Area of Gary Works will include wastes from the D5 and T2 disposal sites. Total costs to close D2, D5, T2 and the refuse area are estimated to be $18.8 million.

     In 1987, United States Steel and the Pennsylvania Department of Environmental Resources ("PADER") entered into a Consent Order to resolve an incident in January 1985 involving the alleged unauthorized discharge of benzene and other organic pollutants from Clairton Works in Clairton, Pa. That Consent Order required United States Steel to pay a penalty of $50,000 and a monthly payment of $2,500 for five years. In 1990, United States Steel and the PADER reached agreement to amend the Consent Order. Under the amended Order, United States Steel agreed to remediate the Peters Creek Lagoon (a former coke plant waste disposal site); to pay a penalty of $300,000; and to pay a monthly penalty of up to $1,500 each month until the former disposal site is closed. Remediation costs have amounted to $10.0 million with another $1.1 million presently estimated to complete the project.

     United States Steel is the subject of, or a party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters, including laws and regulations relating to the environment. The ultimate resolution of these contingencies could, individually or in the aggregate, be material to the United States Steel Financial Statements. However, management believes that United States Steel will remain a viable and competitive enterprise even though it is possible that these contingencies could be resolved unfavorably to United States Steel.

OUTLOOK

     Our domestic order rate began to increase late last year. Sheet facilities are now fully loaded and spot market price increases are being implemented. Plate and tubular markets continue to reflect weak demand. In the second quarter of 2002, domestic shipments are expected to improve and average realized prices are expected to be higher. For full-year 2002, domestic shipments are expected to be approximately 10.7 million net tons, including flat-rolled and tubular shipments of 9.8 million net tons and 0.9 million net tons, respectively.

     USSK's average realized prices in the second quarter 2002 are expected to improve slightly, with shipments increasing significantly from the first quarter of 2002. Full year shipments are projected to be approximately 3.8 million net tons.

     Management is encouraged by improving economic conditions and currently anticipates that United States Steel will be profitable for 2002.

     For the longer term, domestic shipment levels and realized prices will be influenced by the strength and timing of a recovery in the manufacturing sector of the domestic economy, levels of imported steel following the outcome of the President's Section 201 decision and production capability changes at domestic facilities. Many factors will determine the strength and timing of such recovery, and shipment levels and prices are also subject to many of the same factors. For USSK, economic and political developments in Europe, including many factors similar to those impacting domestic operations, will impact USSK's results of operations.

     United States Steel's income from operations includes net pension credits, which are primarily noncash, associated with all of United States Steel's pension plans. Net pension credits were $120 million in 2001. At the end of 2000, United States Steel's main pension plan's transition asset was fully amortized, decreasing the pension credit by $69 million in 2001 and in future years for this component. In addition, for the year 2002, lower than expected market returns in the year 2001 and the mergers of Transtar and LTV tin mill liabilities will further reduce net pension credits to approximately $110 million, excluding settlements and any potential effects of consolidation or rationalization activities. An unfavorable $8 million settlement charge is expected in the second quarter of 2002 under the nonqualified pension plan relative to salaried employees accepting retirement under last year's Voluntary Early Retirement Program ("VERP"). A settlement effect is not currently expected under the qualified salaried pension plan in 2002 relative to the VERP program. The above includes forward-looking statements concerning net pension credits which can vary depending upon the market performance of plan assets, changes in actuarial assumptions regarding discount rate and rate of return on plan assets, plan amendments affecting benefit payout levels and profile changes in the beneficiary populations being valued. Changes in any of these factors could cause net pension credits to change. To the extent net pension credits decline in the future, income from operations would also decline.

     In its retiree medical estimates of escalation, United States Steel projects an aggregate 8.0% initial trend rate in 2002 that gradually reduces each year to an ultimate trend rate of 5% in the year 2008. This was increased from a 7.5% initial trend rate assumed for 2001. The 8.0% rate reflects a weighting of various escalation rates on different components of the plan, with some rates as high as 15%, after taking into consideration the demographics of the affected populations and the different utilization patterns of medicare versus pre-medicare retirees.

     Capital expenditures for 2002 are expected to be approximately $260 million, including $105 million for USSK. This estimate anticipates entering into operating leases for certain mobile and systems equipment, valued at approximately $30 million, the acquisition of which would be included in capital spending if the leases are not completed. Major expenditures include the installation of a new quench and temper line at Lorain Tubular; continued information systems development at Straightline; and projects at USSK, including continued work on the new tin and continuous annealing lines and the completion of the vacuum degasser. Over and above this capital spending, $37.5 million will be paid to VSZ by USSK in both 2002 and 2003 to complete payment for the USSK acquisition.

     The preceding statement concerning expected 2002 capital expenditures is a forward-looking statement. This forward-looking statement is based on assumptions, which can be affected by (among other things) levels of cash flow from operations, general economic conditions, business conditions, availability of capital, whether or not assets are purchased or financed by operating leases, and unforeseen hazards such as weather conditions, explosions or fires, which could delay the timing of completion of particular capital projects. Accordingly, actual results may differ materially from current expectations in the forward-looking statement.

     United States Steel has publicly stated that it is willing to participate in consolidation of the domestic steel industry if it would be beneficial to our shareholders, creditors, customers and employees. A number of important conditions must occur to facilitate such consolidation including implementation of President Bush's three-part program to address worldwide overcapacity, relief from the burden of costs related to retiree obligations of other domestic steel companies and a new progressive labor agreement. On March 5, 2002, President Bush announced a Section 201 trade remedy. In addition, United States Steel may make additional investments in Central Europe to grow our business and to better serve our customers who are seeking worldwide supply arrangements.

     United States Steel has responded to domestic competition resulting from excess steel industry capability by eliminating less efficient facilities, modernizing those that remain and entering into joint ventures, all with the objective of focusing production on higher value-added products, where superior quality and special characteristics are of critical importance. Our business strategy is to maximize our investment in high-end finishing assets and to minimize or redeploy our investment in domestic raw materials and hot-ends.

     On March 8, 2002, USSK announced that it had entered into a conversion and tolling agreement and a facility management agreement with Sartid, a.d. ("Sartid"), an integrated steel company with facilities located in Smederevo and Sabac in the Republic of Serbia. The tolling agreement provides for the conversion of slabs into hot-rolled bands and cold-rolled full hard into tin-coated products. USSK will retain ownership of these materials and will market the hot-rolled bands and finished tin products in its own distribution system. The facility management agreement permits USSK, or an affiliated company, to have management oversight of Sartid's tin processing facilities at Sabac. In addition, USSK, the Government of the Republic of Serbia and Sartid have signed a letter of intent that provides USSK with the opportunity to explore possibilities for involvement in the restructuring of Sartid.

     On April 10, 2002, United States Steel announced that it had signed a letter of intent to sell all of the coal and related assets associated with U.
S. Steel Mining Company's West Virginia and Alabama mines. The sale, which involves cash consideration and is subject to several contingencies, is expected to result in a pre-tax gain, excluding the potential recognition of the present value of obligations related to a multiemployer health care benefit plan created by the Coal Industry Retiree Health Benefit Act of 1992, which were broadly estimated to be $76 million at March 31, 2002.

     Republic, an equity investee and major purchaser of raw materials from United States Steel, as well as a major supplier of rounds for United States Steel's Lorain Tubular facility, remains in Chapter 11 bankruptcy proceedings. At March 31, 2002, United States Steel's remaining financial exposure to Republic was approximately $20 million. On April 25, 2002, Republic announced that it had signed a non-binding letter of intent with two investors to sell substantially all of its assets for approximately $450 million in cash and assumption of liabilities. Republic further stated that this transaction is subject to a number of conditions including bankruptcy court approval. On May 7, 2002, Republic informed the bankruptcy court that one of the other parties has withdrawn from the letter of intent. The court did not rule on the sale and set a tentative hearing date for June 17, 2002.

     The preceding statements concerning anticipated steel demand, steel pricing, and shipment levels are forward-looking and are based upon assumptions as to future product prices and mix, and levels of steel production capability, production and shipments. These forward-looking statements can be affected by levels of imports following government action on Section 201 activities, domestic and international economies, domestic production capacity and customer demand. In the event these assumptions prove to be inaccurate, actual results may differ significantly from those presently anticipated. The negotiation and possible consummation of any merger or acquisition agreement and the potential completion of any industry consolidation or acquisitions, whether domestic or international, are all subject to numerous conditions, some of which are described above. Many of these conditions depend upon actions of other parties, such as the federal government, the USWA and foreign governments. There is no assurance that any merger agreement will be negotiated and/or consummated, or that any industry domestic or international consolidation in general will occur, nor any specificity concerning the terms upon which any of these might occur.

     Steel imports to the United States accounted for an estimated 30%, 24% and 27% of the domestic steel market in the first two months of 2002, and for the years 2001 and 2000, respectively.

     On March 29, 2002, United States Steel joined other major producers of oil country tubular goods in filing unfair international trade cases against fourteen countries. Imports of these products have increased more than 390% during the past two years. Thirteen countries remained subject to the proceedings following the withdrawal of the anti-dumping petition against Colombia. On May 10, 2002, the International Trade Commission made a negative preliminary injury determination. This action causes the investigations at both the International Trade Commission and the Department of Commerce to be terminated.

     On April 29, 2002, the U.S. Department of Commerce announced preliminary determinations in the anti-dumping cases concerning cold-rolled carbon steel flat products from twenty countries. The Department had previously issued its preliminary countervailing duty determinations against cold-rolled products from the four countries that are subject to those proceedings. The U.S. Department of Commerce and the U.S. International Trade Commission will continue their investigations in all of the cases.

     The relief in the Section 201 action that was announced by President Bush on March 5, 2002 became effective for imports entering the U.S. on and after March 20, 2002. The U.S. Trade Representative will continue to process requests for exemption from the remedy through July 3, 2002.

ACCOUNTING STANDARDS

     On January 1, 2002, United States Steel adopted Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets." The adoption of these Statements did not have a material impact on the results of operations or financial position of United States Steel. SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets" was also adopted on January 1, 2002. There was no financial statement implication related to the adoption of this Statement and the guidance will be applied on a prospective basis.

     The adoption of these Statements has not affected United States Steel's critical accounting policies and estimates. For a discussion of critical accounting policies and estimates, please refer to the Annual Report on Form 10-K for the year ended December 31, 2001.

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes a new accounting model for the recognition and measurement of retirement obligations associated with tangible long-lived assets. SFAS No. 143 requires that an asset retirement obligation should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. United States Steel will adopt the Statement effective January 1, 2003. The transition adjustment resulting from the adoption of SFAS No. 143 will be reported as a cumulative effect of a change in accounting principle. At this time, United States Steel has not completed its assessment of the effect of the adoption of this Statement on either its financial position or results of operations.

     On April 30, 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. There was no financial statement implication related to the adoption of this Statement. For more information see Note 16 of the Selected Notes to Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk and Related Risks

     Sensitivity analyses of the incremental effects on pretax income of hypothetical 10% and 25% decreases in commodity prices for open derivative commodity instruments as of March 31, 2002, are provided in the following table(a):

                                                               INCREMENTAL DECREASE
                                                                 IN PRETAX INCOME
                                                                HYPOTHETICAL PRICE
                                                                  DECREASE OF(A)
                                                              ----------------------
           COMMODITY-BASED DERIVATIVE INSTRUMENTS               10%            25%
           --------------------------------------             -------        -------
                                                              (DOLLARS IN MILLIONS)
  Zinc......................................................   $3.4           $8.5
  Tin.......................................................   $0.2           $0.4

---------------

(a) With the adoption of SFAS No. 133, the definition of a derivative instrument has been expanded to include certain fixed price physical commodity contracts. Such instruments are included in the above table. Amounts reflect the estimated incremental effects on pretax income of hypothetical 10% and 25% decreases in closing commodity prices for each open contract position at March 31, 2002. Management evaluates the portfolio of derivative commodity instruments on an ongoing basis and adjusts strategies to reflect anticipated market conditions, changes in risk profiles and overall business objectives. Changes to the portfolio subsequent to March 31, 2002, may cause future pretax income effects to differ from those presented in the table.

Interest Rate Risk

     United States Steel is subject to the effects of interest rate fluctuations on certain of its non-derivative financial instruments. A sensitivity analysis of the projected incremental effect of a hypothetical 10% decrease in March 31, 2002, interest rates on the fair value of the United States Steel's non-derivative financial instruments is provided in the following table:

                                                                        INCREMENTAL
                                                                        INCREASE IN
NON-DERIVATIVE                                                 FAIR         FAIR
FINANCIAL INSTRUMENTS(A)                                       VALUE      VALUE(B)
------------------------                                      -------   ------------
                                                              (DOLLARS IN MILLIONS)
Financial assets:
  Investments and long-term receivables.....................  $   43        $--
Financial liabilities:
  Long-term debt (c)(d).....................................  $1,267        $75

---------------

(a) Fair values of cash and cash equivalents, receivables, notes payable, accounts payable and accrued interest approximate carrying value and are relatively insensitive to changes in interest rates due to the short-term maturity of the instruments. Accordingly, these instruments are excluded from the table.

(b) Reflects, by class of financial instrument, the estimated incremental effect of a hypothetical 10% decrease in interest rates at March 31, 2002, on the fair value of United States Steel's non-derivative financial instruments. For financial liabilities, this assumes a 10% decrease in the weighted average yield to maturity of United States Steel's long-term debt at March 31, 2002.

(c) Includes amounts due within one year.

(d) Fair value was based on market prices where available, or current borrowing rates for financings with similar terms and maturities.

     At March 31, 2002, United States Steel's portfolio of long-term debt was comprised primarily of fixed-rate instruments. Therefore, the fair value of the portfolio is relatively sensitive to effects of interest rate fluctuations. This sensitivity is illustrated by the $75 million increase in the fair value of long-term debt assuming a hypothetical 10% decrease in interest rates. However, United States Steel's sensitivity to interest rate declines and corresponding increases in the fair value of its debt portfolio would unfavorably affect United States Steel's results and cash flows only to the extent that United States Steel elected to repurchase or otherwise retire all or a portion of its fixed-rate debt portfolio at prices above carrying value.

Foreign Currency Exchange Rate Risk

     United States Steel is subject to the risk of price fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures and existing assets or liabilities denominated in currencies other than U.S. dollars, in particular the euro and Slovak koruna. United States Steel has not generally used derivative instruments to manage this risk. However, United States Steel has made limited use of forward currency contracts to manage exposure to certain currency price fluctuations. At March 31, 2002, United States Steel had open euro forward sale contracts for both U.S. dollars (total carrying value of approximately $27.9 million) and Slovak koruna (total carrying value of approximately $15.8 million). A 10% increase in the March 31, 2002 euro forward rates would result in a $4.5 million charge to income.

Equity Price Risk

     As of March 31, 2002, United States Steel was subject to equity price risk and market liquidity risk related to its investment in VSZ a.s., the former parent of U. S. Steel Kosice, s.r.o. These risks are not readily quantifiable for several reasons including the absence of a readily determinable fair value as determined under U.S. generally accepted accounting principles.

Safe Harbor

     United States Steel's Quantitative and Qualitative Disclosures About Market Risk include forward-looking statements with respect to management's opinion about risks associated with United States Steel's use of derivative instruments. These statements are based on certain assumptions with respect to market prices, industry supply and demand for steel products and certain raw materials, and foreign exchange rates. To the extent that these assumptions prove to be inaccurate, future outcomes with respect to United States Steel's hedging programs may differ materially from those discussed in the forward-looking statements.

           CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following summary describes the material U.S. federal income and estate tax consequences of the ownership of common stock by a non-U.S. holder (as defined below) as of the date hereof.

     This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such non-U.S. holders in light of their personal circumstances. Special rules may apply to certain non-U.S. holders, such as certain U.S. expatriates, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"). Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding common stock should consult their tax advisors.

     As used herein, a non-U.S. holder of common stock means a holder that is not:

     - a citizen or resident of the U.S.,

     - a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision thereof,

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

     - a trust that (i) is subject to the supervision of a court within the U.S. and for which one or more U.S. persons have the ability to control all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

DIVIDENDS

     Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the U.S. and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service ("IRS") Form W-8BEN (or successor form) and certify under penalty of perjury that such holder is not a U.S. person or (b) if common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

     A non-U.S. holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to a gain recognized on a sale or other disposition of common stock unless

     - the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder,

     - in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or

     - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

     An individual non-U.S. holder described in the first bullet point above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.). If a non-U.S. holder that is a foreign corporation falls under the first bullet point above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. We believe we are not and do not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

FEDERAL ESTATE TAX

     Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

     A non-U.S. holder will be subject to backup withholding unless applicable certification requirements are met.

     Payment of the proceeds of a sale of common stock within the U.S. or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated May 14, 2002, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. are acting as representatives, the following respective numbers of shares of our common stock:

                                                                NUMBER
                        UNDERWRITER                            OF SHARES
                        -----------                            ---------
Credit Suisse First Boston Corporation......................   3,158,750
J.P. Morgan Securities Inc..................................   3,158,750
Lehman Brothers Inc.........................................     902,500
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................     902,500
Morgan Stanley & Co. Incorporated...........................     902,500
BNY Capital Markets, Inc....................................     118,750
National City Investments Corporation.......................     118,750
PNC Capital Markets, Inc....................................     118,750
Scotia Capital (USA) Inc....................................     118,750
                                                               ---------
     Total..................................................   9,500,000
                                                               =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,425,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.53 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay:

                                                    PER SHARE                           TOTAL
                                         -------------------------------   -------------------------------
                                            WITHOUT            WITH           WITHOUT            WITH
                                         OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                         --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  paid by us...........................      $0.88            $0.88          $8,360,000       $9,614,000
Expenses payable by us.................      $0.02            $0.02          $  200,000       $  200,000

     The maximum aggregate discounts and commissions paid to underwriters and broker/dealers will not exceed 8% of the gross proceeds of the offering.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 90 days after the date of this prospectus supplement, except grants of employee stock options pursuant to the terms of a plan in effect on the date of this prospectus supplement, issuances of shares of common stock pursuant to the exercise of options outstanding on the date of this prospectus supplement or issuances of shares of common stock pursuant to our dividend reinvestment plan.

     Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 90 days after the date of this prospectus supplement.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us and our affiliates, for which they received or will receive customary fees.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus supplement in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the shares of our common stock will be passed upon for us by Dan D. Sandman, Esq., Vice Chairman and Chief Legal and Administrative Officer or Robert M. Stanton, Esq., Assistant General Counsel -- Corporate of United States Steel. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York. Messrs. Sandman and Stanton, in their capacities set forth above, are each paid a salary by United States Steel, participate in various employee benefit plans offered by United States Steel and own common stock of United States Steel.

                                   [USS LOGO]